      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1996

                                                  REGISTRATION NO. 33-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            POOL ENERGY SERVICES CO.
             (Exact name of registrant as specified in its charter)

                     TEXAS                                         76-0263755
        (State or other jurisdiction of                         (I.R.S. employer
         incorporation or organization)                      identification number)

             10375 RICHMOND AVENUE                              G. GEOFFREY ARMS
              HOUSTON, TEXAS 77042                     VICE PRESIDENT AND GENERAL COUNSEL
                 (713) 954-3000                             POOL ENERGY SERVICES CO.
         (Address, including zip code,                       10375 RICHMOND AVENUE
              and telephone number,                           HOUSTON, TEXAS 77042
     including area code, of registrant's                        (713) 954-3000
          principal executive offices)                (Name, address, including zip code,
                                                        and telephone number, including
                                                        area code, of agent for service)


                             ---------------------

                                   Copies to:

                 DAVID N. BROWN                                   FRANK PUTMAN
              COVINGTON & BURLING                                 EDWARD RHYNE
         1201 PENNSYLVANIA AVENUE, N.W.               GARDERE WYNNE SEWELL & RIGGS, L.L.P.
             WASHINGTON, D.C. 20004                        333 CLAY AVENUE, SUITE 800
                                                              HOUSTON, TEXAS 77002

                             ---------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plan, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

                        CALCULATION OF REGISTRATION FEE

======================================================================================================
                                                          PROPOSED        PROPOSED
                                          AMOUNT          MAXIMUM          MAXIMUM         AMOUNT OF
TITLE OF EACH CLASS OF                    BEING        OFFERING PRICE     AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED           REGISTERED(1)     PER SHARE(2)  OFFERING PRICE(2)       FEE
Common Stock, no par value..........  4,600,000 Shares      $13.50       $62,100,000       $21,414
======================================================================================================

(1) Includes 600,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and is based on the average of the high and low sale price of a share of Common Stock as reported by the Nasdaq National Market on June 4, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

******************************************************************************
*    INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A   *
*    REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED      *
*    WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT   *
*    BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE         *
*    REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT     *
*    CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR  *
*    SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH  *
*    OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR  *
*    QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.              *
******************************************************************************

                   SUBJECT TO COMPLETION, DATED JUNE 5, 1996
                                4,000,000 SHARES

                        [POOL ENERGY SERVICES, CO. LOGO]

                                  COMMON STOCK

     THE 4,000,000 SHARES OF COMMON STOCK, NO PAR VALUE (THE "COMMON STOCK"), OFFERED HEREBY ARE BEING OFFERED BY POOL ENERGY SERVICES CO. (THE "COMPANY"). THE COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET ("NASDAQ") UNDER THE SYMBOL "PESC." ON JUNE 4, 1996, THE LAST REPORTED SALES PRICE OF THE COMMON STOCK ON NASDAQ WAS $13 3/8 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY."

      FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 8-10.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
         HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
            SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                           UNDERWRITING
                                        PRICE TO             DISCOUNTS           PROCEEDS TO
                                         PUBLIC          AND COMMISSIONS*         COMPANY+
PER SHARE.........................           $                   $                    $
TOTAL++...........................           $                   $                    $

- ---------------

* THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."

+   BEFORE DEDUCTING EXPENSES OF THE OFFERING PAYABLE BY THE COMPANY
    ESTIMATED TO BE $          .

++ THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 600,000 ADDITIONAL SHARES OF COMMON STOCK ON THE SAME TERMS PER SHARE SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE
    TOTAL PRICE TO PUBLIC WILL BE $          , THE TOTAL UNDERWRITING DISCOUNTS
    AND COMMISSIONS WILL BE $          AND THE TOTAL PROCEEDS TO THE COMPANY
    WILL BE $          . SEE "UNDERWRITING."

                             ---------------------

     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT THE DELIVERY OF CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT             , 1996. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.
                              SALOMON BROTHERS INC
                                                   JOHNSON RICE & COMPANY L.L.C.

               THE DATE OF THIS PROSPECTUS IS             , 1996

                                     [PHOTO APPEAR HERE]

    Rig 489, a state-of-the-art 2,000 horsepower platform drilling rig, is scheduled to commence operations offshore Australia in the second half of 1996.


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

          [PHOTO APPEARS HERE]

Land drilling rig operating in Saudi Arabia.











            [PHOTO APPEARS HERE]

Offshore jackup workover rig operating in the Gulf of Mexico.








            [PHOTO APPEARS HERE]

Arctic land development drilling rig operating on the North Slope of Alaska.








             [PHOTO APPEARS HERE]

Domestic onshore production services equip-ment fleet includes fluid hauling trucks and frac tanks.

                       [PHOTO APPEARS HERE]

                 Principal locations and services






                       [PHOTO APPEARS HERE]

Domestic onshore well-servicing rig leaving yard in route to jobsite.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements made in this Prospectus as to the contents of any contract, agreement or document referred to are not necessarily complete; with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, such reports, proxy statements and other information may be inspected by anyone without charge at the public reference facilities maintained by the Commission at its principal office located at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all such material may be obtained from the Public Reference Section of the Commission upon payment of prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated in this Prospectus by reference and shall be deemed part hereof:

          (a) Annual Report on Form 10-K for the year ended December 31, 1995;

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31,
              1996;

          (c) the description of the Common Stock appearing in the Company's Registration Statement on Form 8-A dated April 9, 1990, as amended, and filed with the Commission under the Exchange Act;

          (d) Current Report on Form 8-K filed with the Commission on June 27, 1995, as amended by amendment on Form 8-K/A filed on August 25, 1995; and

          (e) Current Report on Form 8-K filed with the Commission on June 11, 1994.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in the Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus, in a supplement to this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed supplement to this Prospectus or in any document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Pool Energy Services Co., 10375 Richmond Ave., Suite 1900, Houston, Texas 77042, Attention: Mr. David Oatman (telephone number: (713) 954-3316).

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus and in the documents incorporated by reference in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. As used in this Prospectus, the "Company" refers to Pool Energy Services Co., its subsidiary corporations and its unconsolidated affiliates.

                                  THE COMPANY

GENERAL

     Pool Energy Services Co., founded in 1948, is the largest well-servicing and workover company in the world based on the number of rigs it operates. The Company performs the ongoing maintenance and major overhauls necessary to optimize the level of production from existing oil and natural gas wells and provides certain ancillary services for the drilling and completion of new oil and natural gas wells. The Company also provides contract drilling services in Alaska, the Gulf of Mexico and certain international locations. Typically, the Company provides a well-servicing, workover or drilling rig, the crew to operate the rig and such other specialized equipment as may be required. The Company operates onshore and offshore, both domestically and internationally, providing services for a diverse group of multi-national, foreign national and independent oil and natural gas producers.

     As of March 31, 1996, the Company's worldwide fleet totaled 723 rigs, including 678 land well-servicing/workover rigs, 18 land drilling rigs, 19 offshore platform rigs (14 workover rigs and five drilling rigs) and eight offshore jackup rigs. In the United States, the Company operates in several oil and natural gas producing states, with specific concentration onshore in Texas, California, Alaska and Oklahoma and offshore in the Gulf of Mexico. The Company also owns or leases and operates 263 fluid hauling trucks, 683 frac tanks, ten salt water disposal wells and other auxiliary equipment in its domestic onshore operations.

     Internationally, the Company has a substantial presence in the Middle East, principally in Saudi Arabia, where it is one of the largest providers of workover and drilling services and has been providing such services for approximately 20 years. Other important international markets where the Company has an established presence include Ecuador, Trinidad, Malaysia and Pakistan. In the second half of 1995, the Company reestablished operations in Australia and has recently entered into a letter of intent to acquire a 51% interest in a newly formed Argentina corporation. The Company is also currently evaluating new Southeast Asian and other South American markets.

     The Company currently conducts a significant part of its operations through joint ventures. These ventures are unconsolidated affiliates and the ownership and operating results are reported using the equity method of accounting. The Company has acquired the interests of its partners in two of these ventures and has entered into a letter of intent to acquire its partner's interest in a third venture. In addition to the business and operational benefits to the Company, such acquisitions enable the Company to report the revenues and earnings of such affiliates on a consolidated basis. In the future, it is the intention of the Company to enter new international markets through wholly-owned subsidiaries, except where economic, legal and political circumstances dictate otherwise.

BUSINESS STRATEGY

     In early 1994, the Company developed a strategic plan designed to further strengthen its competitive position and market share in the oilfield services industry in order to achieve growth in revenues, EBITDA (earnings before interest, taxes, depreciation and amortization, provision for leasehold impairment and writedown of assets) and earnings. Key components of the Company's business strategy include:

    - expanding opportunities in existing core market areas through acquisitions that result in consolidation savings;

    - upgrading and enhancing the capabilities of the Company's existing fleet and building certain specialized rig equipment to operate in markets with high levels of activity and strong pricing fundamentals;

    - entering new foreign markets that offer significant development and production activity; and

    - offering additional core services and equipment that complement the Company's businesses in its existing field locations.

STRATEGY IMPLEMENTATION

     Significant progress has been made in the implementation of the Company's business strategy. Particularly notable events include:

     Acquisitions of joint venture partners' interests:

       - In May 1996, the Company entered into a letter of intent to acquire the 51% interest in its Malaysia joint venture, Antah Drilling Sdn. Bhd. ("Antah Drilling"), that it does not already own for approximately $3.7 million in cash. In addition, approximately $5.4 million will be used to repay indebtedness of Antah Drilling owed to the Company's partner in that venture. This venture's assets include a new state-of-the-art 2,000 horsepower platform drilling rig and a platform workover rig.

       - In April 1996, the Company acquired the 51% interest in its Trinidad joint venture, Pool Santana, Limited, that it did not already own for $1.2 million in cash. This entity's primary asset is a platform workover rig and its related equipment.

       - In September 1994, the Company acquired the 60.7% partnership interest that it did not already own in Pool Arctic Alaska for $12.1 million in cash. This acquisition expanded the Company's Alaska operation to include the three specialized Arctic land drilling rigs and related equipment formerly owned by the partnership.

     Expansion and enhancement of rig fleet:

       - In May 1996, the Company entered into a letter of intent to acquire a 51% interest in a newly formed Argentina corporation which will provide drilling, workover and well services in Argentina. This new corporation will own and operate nine land drilling rigs and 11 land workover rigs. The Company's investment in this corporation will be approximately $8.7 million and it will contribute $2.2 million for working capital.

       - In May 1996, the Company signed a definitive agreement to acquire the operating assets (including approximately 23 land well-servicing rigs) of Western Oil Well Service Co. ("Western Oil") in the Williston Basin for approximately $4.0 million in cash. The acquisition will require an additional $0.5 million in working capital. Management believes this acquisition will enhance the Company's competitive position in the Rocky Mountain region.

       - In March 1996, the Company received a term contract for Rig 18, a previously idle platform drilling rig, which is being refurbished at a cost of approximately $7.5 million plus $1.0 million in working capital. This 2,000 horsepower rig will be placed in service in the Gulf of Mexico for Shell Offshore and is expected to begin operations in the third quarter of 1996. In addition, the Company has implemented a program to refurbish other platform rigs in its Gulf of Mexico fleet to benefit from the increased level of activity in this region.

       - In March 1996, the Company completed the construction of, and placed in operation, a multi-purpose, electrically-powered platform workover rig at a cost of $2.5 million. In addition, this rig has been committed to Oryx Energy to operate on a floating production platform in the Gulf of Mexico. Operations for Oryx Energy are expected to commence in the fourth quarter of 1996.

       - In the second half of 1995, the Company reestablished its presence in Australia by placing in operation a platform workover rig. The Company also has entered into a term contract through Antah Drilling for a state-of-the-art 2,000 horsepower platform drilling rig ("Rig 489"). Rig 489 is scheduled to commence operations for Esso Australia, Ltd. in the third quarter of 1996. Both of these new platform rigs were designed and constructed by the Company.

       - In June 1995, the Company acquired Golden Pacific Corp. ("GPC") for approximately $18.8 million. This acquisition included, among other assets, the GPC fleet of approximately 155 land well-servicing rigs in California. The Company is now the market leader in California with a total of 260 well-servicing rigs.

     The Company's revenues have increased approximately 21% to $277.3 million in 1995 from $229.2 million in 1994, with an approximate 33% increase in EBITDA to $21.9 million in 1995 from $16.5 million in 1994. After giving effect to the June 1995 acquisition of GPC as if it had occurred on January 1, 1995, the pro forma revenues increased approximately 30% over historical 1994 revenues to $298.3 million, and pro forma EBITDA increased approximately 57% over historical 1994 EBITDA to $25.8 million. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These revenue and EBITDA increases are primarily attributable to the progress the Company has made in implementing its business strategy. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

COMPETITIVE ADVANTAGES

     The Company believes its competitive advantages include: (i) the availability and condition of equipment to meet both special and general customer needs in several domestic and international markets; (ii) the availability of trained personnel possessing the required specialized skills;
(iii) the geographic diversity of the Company's operations which decreases the Company's exposure to changing conditions in any particular domestic or international market; (iv) overall quality of service and safety record; and (v) domestically, the ability to offer ancillary services that smaller companies typically do not offer (such as fluid hauling, frac tank rental and salt water disposal). In addition, as an enhancement to its competitive position, the Company has been able to establish strategic alliances with major customers in its domestic onshore, international and Alaska markets, including several alliances in California that were obtained in the acquisition of GPC. Many smaller competitors may not be able to allocate the resources necessary to enter into such alliances.

     The Company is a Texas corporation with its principal offices located at 10375 Richmond Avenue, Houston, Texas 77042. Its telephone number is (713) 954-3000.

                                  THE OFFERING

Common Stock Offered by the
  Company.....................  4,000,000 shares(1)
Common Stock to be Outstand-
  ing After the Offering......  18,230,188 shares(1)(2)
Use of Proceeds...............  The Company intends to use the net proceeds from the offering as follows: (i) $10.9 million will be used in connection with the acquisition of a 51% interest in a newly formed
                                corporation in Argentina; (ii) $9.1 million will be used in connection with the acquisition of the 51% interest in Antah
                                Drilling that the Company does not already own; (iii) $4.5 million will be used in connection with the acquisition of the operating assets of Western Oil; (iv) approximately $4.4 million will be used to pay the remaining refurbishment costs and provide working capital for Rig 18, which is to be placed in service in the Gulf of Mexico for Shell Offshore; and (v)
                                approximately $5.3 million will be used to replenish working capital reserves that the Company used in 1996 to fund
                                refurbishment costs of Rig 18 and the acquisition of Pool
                                Santana, Limited. In addition, the Company intends to use a portion of the net proceeds to repay indebtedness incurred under the Line of Credit (approximately $5.5 million
                                principal amount outstanding as of May 31, 1996). Any
                                proceeds remaining after application of the net proceeds as set forth above (and any portion of the net proceeds that is not used as a result of a failure to consummate the proposed
                                Antah Drilling, Argentina and Western Oil transactions) will be used for general corporate purposes. See "Use of
                                Proceeds".
Nasdaq National Market
  symbol......................  PESC

- ---------------

(1) Excludes 600,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Does not include 1,150,268 shares issuable upon the exercise of outstanding stock options, of which options to purchase 714,353 shares are exercisable as of May 31, 1996.

                             SUMMARY FINANCIAL DATA

                                                  THREE MONTHS ENDED                YEAR ENDED DECEMBER 31
                                                       MARCH 31          ---------------------------------------------
                                                 --------------------    1995 PRO
                                                   1996        1995      FORMA(1)     1995(2)     1994(3)       1993
                                                 --------    --------    ---------    --------    --------    --------
                                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues...................................... $ 81,682    $ 62,854    $298,325     $277,305    $229,175    $240,524
  Earnings Attributable to Unconsolidated
    Affiliates..................................      658         775       2,955        2,955       5,016       6,860
  Costs and Expenses:
    Operating expenses..........................   63,581      51,178     236,391      219,074     182,012     187,412
    Selling, general and administrative
      expenses..................................   11,298       9,362      40,331       39,927      36,927      37,797
    Depreciation and amortization(4)............    4,253       3,335      16,086       15,002      13,760      16,307
    GPC acquisition related costs(5)............       --          --          --          622          --          --
    Provision for leasehold impairment(6).......       --          --          --           --      23,551          --
                                                 --------    --------    --------     --------    --------    --------
        Total...................................   79,132      63,875     292,808      274,625     256,250     241,516
                                                 --------    --------    --------     --------    --------    --------
  Other Income (Expense) -- Net.................      164         481       1,289        1,289       1,202       2,239
  Interest Expense..............................      645         151       2,401        1,811         253         508
                                                 --------    --------    --------     --------    --------    --------
  Income (Loss) Before Income Taxes.............    2,727          84       7,360        5,113     (21,110)      7,599
  Income Tax Provision (Credit).................    1,304        (131)      2,902        1,981      (8,381)      1,399
                                                 --------    --------    --------     --------    --------    --------
  Net Income (Loss)............................. $  1,423    $    215    $  4,458     $  3,132    $(12,729)   $  6,200
                                                 ========    ========    ========     ========    ========    ========
  Earnings (Loss) Per Share of Common Stock..... $    .10    $    .02    $    .32     $    .23    $   (.94)   $    .46
                                                 ========    ========    ========     ========    ========    ========
BALANCE SHEET DATA (AT PERIOD END):
  Cash and Cash Equivalents..................... $  6,177    $  2,567                 $  5,492    $  2,560    $  4,603
  Property, Plant and Equipment -- Net..........  125,760     105,039                  124,024     101,536      85,297
  Total Assets..................................  259,137     215,717                  248,443     209,818     193,154
  Long-Term Debt and Notes Payable to Related
    Parties (excluding current maturities)......   19,310         336                   15,784         369          --
  Shareholders' Equity..........................  137,653     128,854                  136,027     128,639     141,345
OTHER DATA:
  EBITDA(7)..................................... $  7,625    $  3,570    $ 25,847     $ 21,926    $ 16,454    $ 24,414
  Property Additions(8).........................    5,356       8,340                   23,436      10,897      14,223

- ---------------

(1) On June 13, 1995, the Company acquired all of the outstanding capital stock of GPC. The acquisition was accounted for under the purchase method. The unaudited pro forma summary of financial information presents the Company's consolidated results of operations as if the acquisition had occurred at the beginning of 1995, after including the impact of certain adjustments, such as: additional depreciation expense, amortization of goodwill, increased interest expense on the acquisition debt, decreased insurance expense, elimination of certain transactions with affiliates of GPC and related income tax effects.

(2) Includes the results of GPC since the June 13, 1995 acquisition. See Note 3 of Notes to Consolidated Financial Statements.

(3) Includes the results from Pool Arctic Alaska since the September 28, 1994 acquisition, which was accounted for under the purchase method. See Note 3 of Notes to Consolidated Financial Statements.

(4) At the beginning of the fourth quarter of 1994, the Company revised its estimate of the remaining depreciable lives of certain rigs and equipment to better reflect the remaining economic lives of the assets. The effect of this change in accounting estimate was to increase the 1995 net income by approximately $2.1 million or $.15 per share and to decrease the 1994 net loss by approximately $0.5 million or $.04 per share. See Note 1 of Notes to Consolidated Financial Statements.

(5) See Note 3 of Notes to Consolidated Financial Statements for a discussion of the GPC acquisition related costs of $0.6 million pretax ($0.4 million, or $.03 per share, after-tax).

(6) See Note 6 of Notes to Consolidated Financial Statements for a discussion of the $23.6 million pretax ($15.3 million, or $1.13 per share, after-tax) provision for leasehold impairment.

(7) EBITDA (earnings before interest, taxes, depreciation and amortization, provision for leasehold impairment and writedown of assets) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(8) Excluding acquisitions of businesses.

                                  RISK FACTORS

     In addition to considerations bearing on their individual situations, the information set forth elsewhere herein and the documents incorporated by reference herein, prospective purchasers should carefully consider the following:

OIL AND NATURAL GAS MARKET CONDITIONS AFFECT PERFORMANCE

     Demand for the Company's services substantially depends on conditions in the worldwide oil and natural gas industry, particularly on the level of development, production and exploration activity of, and the corresponding spending by, oil and natural gas companies. Such activity and expenditure levels are directly impacted by trends in oil and natural gas prices, expectations about future prices, governmental regulations, worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries and the policies of various governments regarding the exploration and development of their oil and natural gas reserves. These factors have contributed to, and are likely to continue to contribute to, oil and natural gas price volatility. A substantial amount of the Company's operations are in United States markets where, despite occasional upturns, the demand for the Company's well-servicing, workover and production services has been adversely affected by volatility in oil and natural gas prices for much of the past decade. In addition, ongoing movement or reactivation of equipment or new construction of equipment could adversely affect the Company's rates and utilization levels, even in an environment of stronger oil and natural gas prices and increased drilling activity. See "Business -- Business by Service Line."

RISKS INHERENT IN INTERNATIONAL OPERATIONS

     The Company's foreign operations are subject to various risks associated with doing business overseas, such as the possibility of armed conflict and civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights or the expropriation of property. Additionally, the ability of the Company to compete overseas may be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. The Company is subject to taxation in many jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign taxing authorities. Foreign income tax returns of foreign subsidiaries, unconsolidated affiliates and related entities are routinely examined by foreign tax authorities.

COMPETITION

     Although the number of available rigs has materially decreased over the past ten years, the well-servicing, workover and drilling markets remain very competitive. The number of rigs continues to exceed demand, resulting in severe price competition. Many of the total available contracts are currently awarded on a bid basis, which further increases competition based on price. In all of the Company's market areas, competitive factors also include the availability, condition and type of equipment to meet both special and general customer needs, the availability of trained personnel possessing the required specialized skills and the overall quality of service and safety record. See
"Business -- Competitive Conditions."

DEPENDENCE ON CERTAIN CUSTOMER

     One customer, Shell Oil Company and its affiliates, accounted for approximately 11% of the Company's consolidated revenues for the year ended December 31, 1995 and approximately 12% of consolidated revenues for the three months ended March 31, 1996. The loss of this customer could have a material adverse effect on the Company's operations and financial condition. See "Business -- Competitive Conditions."

OPERATING RISKS AND INSURANCE

     The Company's operations involve workers conducting activities with and around machinery and equipment in close proximity to highly flammable oil and natural gas, and are subject to hazards inherent in the oil and natural gas industry, including, without limitation, blowouts, fires, explosions and other casualties. Incidents involving such hazards can cause personal injury or loss of life, damage to or destruction of property, including equipment, oil and natural gas production and producing formations and the environment, and suspension of operations. The frequency and severity of such incidents affect the Company's operating costs and its relationship with customers, employees and regulators, and any significant increase in the frequency or severity of such incidents, or the general level of compensation awards with respect thereto, could affect the Company's ability to obtain insurance and could have a material adverse effect on the Company. Although the Company has generally been able to obtain insurance on terms it considers to be reasonable, there can be no assurance that insurance will continue to be available on reasonable terms.

     The Company maintains insurance coverage of types and amounts that it believes to be customary in the industry. The Company also endeavors to negotiate contractual indemnification provisions in its contracts with customers to cover risks for which the Company is not insured. It is possible, however, that significant liabilities could arise that would not be covered, and for which the applicable contract between the Company and its customer would not provide indemnity protection to the Company for the particular loss involved. Additionally, it is possible that liabilities could arise that would exceed applicable policy limits. Liabilities for which the Company is not insured, or which exceed the policy limits of applicable insurance, and for which the Company is not otherwise contractually protected through indemnification by a customer, could have a material adverse effect on the Company.

POSSIBLE IMPACT OF ENVIRONMENTAL REGULATION AND CLAIMS

     The Company's well-servicing, workover and production services operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. The Company's operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous materials, oilfield waste and other waste materials, the use of underground storage tanks and the use of underground injection wells. See "Business -- Environmental Regulation and Claims."

     Laws protecting the environment have generally become more stringent than in the past and are expected to continue to do so. Environmental laws and regulations typically impose "strict liability," which means that in some situations the Company could be exposed to liability for cleanup costs and other damages as a result of conduct of the Company that was lawful at the time it occurred or conduct of, or conditions caused by, others. Cleanup costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations, could be substantial and could have a material adverse effect on the Company's financial condition. From time to time, claims have been made and litigation has been brought against the Company under such laws. See "Business -- Environmental Regulation and Claims."

     Changes in federal and state environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on the Company. For example, legislation has been proposed from time to time in Congress which would reclassify oil and natural gas production wastes as "hazardous wastes." If enacted, such legislation could dramatically increase operating costs for domestic oil and natural gas companies, and this could reduce the market for the Company's services by making many wells and/or oilfields uneconomical to operate. To date, such legislation has not made significant progress toward enactment.

DIVIDEND POLICY

     No payment of dividends on the Common Stock is anticipated in the foreseeable future. Certain of the Company's credit facilities prohibit the payment of dividends. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws may have the effect of deterring attempts to gain control of the Company. In addition, the Company maintains a shareholder rights plan to deter unfair takeover attempts and has entered into agreements with certain key members of management providing for the payment of certain severance benefits to such persons in the event of their termination following a change in control of the Company. These provisions and arrangements not only could impede a merger, consolidation, takeover or other business combination involving the Company, but also could discourage a potential acquiror from making a tender offer or otherwise attempting to gain control of the Company. See "Description of Capital Stock -- Provisions Having Anti-Takeover Effect."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $50,292,500, assuming a public offering price of $13 3/8 per share and the Underwriters' over-allotment option is not exercised.

     The Company intends to use such net proceeds as follows: (i) $10.9 million will be used in connection with the acquisition of a 51% interest in a newly formed corporation in Argentina; (ii) $9.1 million will be used in connection with the acquisition of the 51% interest in Antah Drilling that the Company does not already own; (iii) $4.5 million will be used in connection with the acquisition of the operating assets of Western Oil; (iv) approximately $4.4 million will be used to pay the remaining refurbishment costs and provide working capital for Rig 18, which is to be placed in service in the Gulf of Mexico for Shell Offshore; and (v) approximately $5.3 million will be used to replenish working capital reserves that the Company used in 1996 to fund refurbishment costs of Rig 18 and the acquisition of Pool Santana, Limited. In addition, the Company intends to use the remaining net proceeds to repay indebtedness incurred by the Company under its syndicated bank revolving line of credit (the "Line of Credit") (approximately $5.5 million principal amount outstanding as of May 31, 1996) and for general corporate purposes as described below. See "Prospectus Summary" and "Business -- Strategy Implementation."

     The Company has entered into separate letters of intent with respect to the Antah Drilling transaction and the new Argentina corporation and is a party to a definitive agreement to acquire the operating assets of Western Oil. With respect to the proposed Antah Drilling and Argentina transactions, definitive agreements have not been negotiated and there can be no assurance that the Company will enter into a definitive agreement with respect to either transaction or that any of these transactions will be consummated.

     Any proceeds remaining after application of the net proceeds as set forth above will be used for general corporate purposes, which may include: (a) making capital improvements to rigs in the Company's Gulf of Mexico fleet; (b) prepayment of the Alaska Loan (approximately $6.5 million outstanding principal amount at May 31, 1996); (c) prepayment of the Australia Loan (approximately $5.7 million outstanding principal amount at May 31, 1996); (d) assuming the consummation of the Antah Drilling acquisition, repayment of a portion of Antah Drilling's outstanding bank indebtedness (which will be approximately $15.1 million principal amount after August 1996); and (e) pursuing strategic acquisition opportunities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition" and "-- Credit Facilities and Long-Term Debt."

     The indebtedness outstanding under the Line of Credit bears interest at a floating rate, which is, at the Company's option, (i) the lenders' prime rate plus 0.25%, or (ii) the London Interbank Offered Rate ("LIBOR") plus 2.625%, with the Company's choice of a one-, two-, three- or six-month interest period and which was 8.5% on May 31, 1996. The Alaska Loan and the Australia Loan bear interest at floating rates, which are, at the Company's option, (a) the lenders' prime rate plus 0.5%, or (b) LIBOR plus 2.75%, with the Company's choice of a one-, two-, three- or six-month interest period. On May 31, 1996, the interest rate on each of these loans was 8.18%. The Alaska Loan matures on March 31, 1998, and the Australia Loan will be repaid monthly from the related rig contract proceeds over approximately four years, ending October 1999. The undrawn balance of the Line of Credit (approximately $21.7 million after repayment of the outstanding indebtedness) will be available for capital expenditures and general corporate purposes until its maturity in April 1997. See Note 5 of Notes to Consolidated Financial Statements.

     To the extent the net proceeds from the offering are not used immediately, such proceeds will be invested in short-term, investment-grade instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PESC." The following table sets forth the high and low sale prices per share of the Common Stock for the periods indicated, as reported by Nasdaq.

                                                                          PRICE
                                                                      -------------
                                                                      HIGH     LOW
                                                                      ----     ----
        1996
          Second Quarter (through May 31, 1996).....................  $14 5/8  $11
          First Quarter.............................................   11 5/8    8 5/8
        1995
          Fourth Quarter............................................  $ 9 7/8  $ 8 1/2
          Third Quarter.............................................    9 7/8    7 7/8
          Second Quarter............................................    9 3/8    7 1/2
          First Quarter.............................................    8 5/8    6 5/8
        1994
          Fourth Quarter............................................  $ 9      $ 6 1/4
          Third Quarter.............................................   10 3/8    7 7/8
          Second Quarter............................................   10 1/2    6 3/8
          First Quarter.............................................    8 1/2    6 5/8

     On May 31, 1996, the last reported sale price of the Common Stock as reported by Nasdaq was $13 7/8 per share. At May 31, 1996, the approximate number of holders of record of the Company's Common Stock was 3,468.

     The Company has not paid dividends on its Common Stock. The Board of Directors currently intends to retain any earnings for use in the Company's business and does not intend to pay dividends in the foreseeable future. In addition, certain of the Company's credit facilities prohibit the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity" and Note 5 of Notes to the Consolidated Financial Statements.

                                 CAPITALIZATION

     The following table sets forth the consolidated (i) cash and cash equivalents, (ii) current portion of long-term debt and (iii) capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the issuance and sale of the 4,000,000 shares of Common Stock offered hereby, the application of the estimated net proceeds therefrom, the consolidation of Antah Drilling indebtedness upon its acquisition and the consolidation of the newly formed Argentina corporation and its related minority interest. See "Use of Proceeds." The table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere herein.

                                                                        MARCH 31, 1996
                                                                   ------------------------
                                                                                    AS
                                                                    ACTUAL      ADJUSTED(1)
                                                                   --------     -----------
                                                                        (IN THOUSANDS
                                                                   EXCEPT NUMBER OF SHARES)
    Cash and Cash Equivalents....................................  $  6,177      $  22,070
                                                                   ========      =========
    Current Portion of Long-Term Debt(2)(3)......................  $  6,197      $  21,465
                                                                   ========      =========
    Long-Term Debt(2)(3).........................................  $ 19,310      $  29,592
    Minority Interest(4).........................................        --          8,400
    Shareholders' Equity:
      Common stock (25,000,000 and 40,000,000 shares authorized;
         14,091,183 and 18,091,183 shares issued and
         outstanding)(5).........................................   134,641        184,934
      Retained earnings..........................................     3,334          3,334
      Cumulative foreign currency translation adjustments........      (322)          (322)
                                                                   --------     -----------
         Total Shareholders' Equity..............................   137,653        187,946
                                                                   --------     -----------
         Total Capitalization....................................  $156,963      $ 225,938
                                                                   ========      =========

- ---------------

(1) Assumes that the 4,000,000 shares of Common Stock offered hereby are sold at $13.375 per share, resulting in estimated net proceeds of $50,292,500 (after deducting estimated underwriting discounts and commissions and offering expenses), and that the Underwriters' over-allotment option is not exercised.

(2) See Note 5 of Notes to Consolidated Financial Statements.

(3) The as adjusted long-term debt includes approximately $25.6 million of debt assumed with the acquisition and resulting consolidation of Antah Drilling. Approximately $10 million of Antah Drilling's debt is expected to be repaid by August 31, 1996 from proceeds of a mobilization fee which becomes payable by Esso Australia upon commencement of operation of Rig 489.

(4) The as adjusted minority interest reflects the 49% outside ownership interest in the newly formed Argentina corporation.

(5) Excludes 1,478,297 shares of Common Stock currently reserved for issuance under the Company's stock option and stock incentive plans, under which options to purchase 1,150,268 shares were outstanding as of May 31, 1996. The as adjusted authorized shares reflect the increase in authorized shares approved at the Annual Meeting of Shareholders on May 2, 1996.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain historical consolidated financial data of the Company and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and Notes thereto included elsewhere herein. The data for the five years ended December 31, 1995 has been derived from the Company's audited consolidated financial statements. The data for the three months ended March 31, 1996 and 1995 has been derived from the Company's unaudited consolidated financial statements, which in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Pro forma and interim information should not be deemed indicative of future operating results of the Company, and pro forma information may not be indicative of the results that actually would have occurred if the transaction included therein had been included in the indicated period.

                                        THREE MONTHS ENDED                          YEAR ENDED DECEMBER 31
                                             MARCH 31         -------------------------------------------------------------------
                                        -------------------     1995 PRO
                                          1996       1995       FORMA(1)     1995(2)    1994(3)      1993       1992       1991
                                        --------   --------   ------------   --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING DATA:
  Revenues............................. $ 81,682   $ 62,854     $298,325     $277,305   $229,175   $240,524   $216,512   $225,840
  Earnings Attributable to
    Unconsolidated Affiliates..........      658        775        2,955        2,955      5,016      6,860      9,261      5,265
  Costs and Expenses:
    Operating expenses.................   63,581     51,178      236,391      219,074    182,012    187,412    168,446    168,457
    Selling, general and administrative
      expenses......................... 11,298..      9,362       40,331       39,927     36,927     37,797     40,213     42,297
    Depreciation and amortization(4)...    4,253      3,335       16,086       15,002     13,760     16,307     18,022     18,337
    GPC acquisition related costs(5)...       --         --           --          622         --         --         --         --
    Provision for leasehold
      impairment(6)....................       --         --           --           --     23,551         --         --         --
    Writedown of assets(7).............       --         --           --           --         --         --      4,617         --
                                         -------    -------     --------     --------   --------   --------   --------   --------
        Total..........................   79,132     63,875      292,808      274,625    256,250    241,516    231,298    229,091
                                         -------    -------     --------     --------   --------   --------   --------   --------
  Other Income (Expense) -- Net........      164        481        1,289        1,289      1,202      2,239       (288)       471
  Interest Expense.....................      645        151        2,401        1,811        253        508        917        695
                                         -------    -------     --------     --------   --------   --------   --------   --------
  Income (Loss) Before Income Taxes....    2,727         84        7,360        5,113    (21,110)     7,599     (6,730)     1,790
  Income Tax Provision (Credit)........    1,304       (131)       2,902        1,981     (8,381)     1,399     (3,762)      (753)
                                         -------    -------     --------     --------   --------   --------   --------   --------
  Income (Loss) Before Cumulative
    Effect of Accounting Change........    1,423        215        4,458        3,132    (12,729)     6,200     (2,968)     2,543
  Cumulative Effect on Prior Years of
    Change in Accounting for Income
    Taxes(8)...........................       --         --           --           --         --         --      1,159         --
                                         -------    -------     --------     --------   --------   --------   --------   --------
  Net Income (Loss).................... $  1,423   $    215     $  4,458     $  3,132   $(12,729)  $  6,200   $ (1,809)  $  2,543
                                         =======    =======     ========     ========   ========   ========   ========   ========
  Per Share of Common Stock:
    Income (loss) before cumulative
      effect of accounting change...... $    .10   $    .02     $    .32     $    .23   $   (.94)  $    .46   $   (.22)  $    .19
    Cumulative effect of accounting
      change...........................       --         --           --           --         --         --        .09         --
                                         -------    -------     --------     --------   --------   --------   --------   --------
    Earnings (loss).................... $    .10   $    .02     $    .32     $    .23   $   (.94)  $    .46   $   (.13)  $    .19
                                         =======    =======     ========     ========   ========   ========   ========   ========
BALANCE SHEET DATA (AT PERIOD END):
  Cash and Cash Equivalents............ $  6,177   $  2,567                  $  5,492   $  2,560   $  4,603   $  3,183   $  8,091
  Property, Plant and Equipment --
    Net................................  125,760    105,039                   124,024    101,536     85,297     97,198    110,437
  Total Assets.........................  259,137    215,717                   248,443    209,818    193,154    196,486    197,878
  Long-Term Debt and Notes Payable to
    Related Parties (excluding current
    maturities)........................   19,310        336                    15,784        369         --         --         --
  Shareholders' Equity.................  137,653    128,854                   136,027    128,639    141,345    135,037    136,846
OTHER DATA:
  EBITDA(9)............................ $  7,625   $  3,570     $ 25,847     $ 21,926   $ 16,454   $ 24,414   $ 16,826   $ 20,822
  Property Additions(10)...............    5,356      8,340                    23,436     10,897     14,223     11,581     27,233

- ---------------
(See footnotes on following page.)

 (1) On June 13, 1995, the Company acquired all of the outstanding capital stock of GPC. The acquisition was accounted for under the purchase method. The unaudited pro forma summary of financial information presents the Company's consolidated results of operations as if the acquisition had occurred at the beginning of 1995, after including the impact of certain adjustments, such as: additional depreciation expense, amortization of goodwill, increased interest expense on the acquisition debt, decreased insurance expense, elimination of certain transactions with affiliates of GPC and related income tax effects.

 (2) Includes the results of GPC since the June 13, 1995 acquisition. See Note 3 of Notes to Consolidated Financial Statements.

 (3) Includes the results from Pool Arctic Alaska since the September 28, 1994 acquisition, which was accounted for under the purchase method. See Note 3 of Notes to Consolidated Financial Statements.

 (4) At the beginning of the fourth quarter of 1994, the Company revised its estimate of the remaining depreciable lives of certain rigs and equipment to better reflect the remaining economic lives of the assets. The effect of this change in accounting estimate was to increase the 1995 net income by approximately $2.1 million or $.15 per share and to decrease the 1994 net loss by approximately $0.5 million or $.04 per share. At the beginning of the third quarter of 1991, the Company changed the estimated salvage values and remaining depreciable lives of certain equipment of the Company and its unconsolidated affiliates to better reflect the remaining economic lives of the assets and to treat them consistently with similar assets held by the Company. This change had the effect of decreasing the net loss for the year ended December 31, 1992 by $2.8 million or $.21 per share and increasing net income for the year ended December 31, 1991 by $1.2 million or $.09 per share.

 (5) See Note 3 of Notes to Consolidated Financial Statements for a discussion of the GPC acquisition related costs of $0.6 million pretax ($0.4 million, or $.03 per share, after-tax).

 (6) See Note 6 of Notes to Consolidated Financial Statements for a discussion of the $23.6 million pretax ($15.3 million, or $1.13 per share, after-tax) provision for leasehold impairment.

 (7) In 1992, the Company recorded a $4.6 million pretax ($3.0 million, or $.23 per share, after-tax) writedown of certain of the Company's domestic offshore rigs and equipment.

 (8) The Company changed its method of accounting for income taxes in 1992.

 (9) EBITDA (earnings before interest, taxes, depreciation and amortization, provision for leasehold impairment and writedown of assets) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

(10) Excluding acquisitions of businesses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

QUARTERLY RESULTS

     The following table presents information for the first quarter of 1996 and by quarter for 1995 and 1994:

                         1996                        1995                                         1994
                        -------    ----------------------------------------    -------------------------------------------
                          1ST        4TH        3RD        2ND        1ST        4TH           3RD        2ND        1ST
                        QUARTER    QUARTER    QUARTER    QUARTER    QUARTER    QUARTER       QUARTER    QUARTER    QUARTER
                        -------    -------    -------    -------    -------    --------      -------    -------    -------
                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Revenues..............  $81,682    $75,131    $75,515    $63,805    $62,854    $ 62,771      $56,167    $54,261    $55,976
Earnings Attributable
  to Unconsolidated
  Affiliates..........      658        785        752        643        775         883        1,038      1,233      1,862
Gross Profit(a).......   18,759     17,703     15,963     15,069     12,451      14,396       11,026     13,262     13,495
Income (Loss) Before
  Income Taxes........    2,727      2,746      1,001      1,282         84     (22,652)(b)     (230)       847        925
Net Income (Loss).....    1,423      1,718        644        555        215     (14,794)(b)      571        820        674
Earnings (Loss) per
  Share of Common
  Stock...............  $   .10    $   .12    $   .05    $   .04    $   .02    $  (1.09)(b)  $   .04    $   .06    $   .05
EBITDA(c).............  $ 7,625    $ 7,580    $ 5,738    $ 5,038    $ 3,570    $  4,471      $ 3,210    $ 4,340    $ 4,433

- ---------------

(a) Gross profit is computed as consolidated revenues plus earnings attributable to unconsolidated affiliates, less operating expenses (which excludes selling, general and administrative expenses and depreciation and amortization).

(b) Includes the $23.6 million pretax ($15.3 million, or $1.13 per share, after-tax) provision for leasehold impairment during the fourth quarter of 1994. See Note 6 of Notes to Consolidated Financial Statements.

(c) EBITDA (earnings before interest, taxes, depreciation and amortization, provision for leasehold impairment and writedown of assets) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of liquidity.

RESULTS OF OPERATIONS

Golden Pacific Corp. Acquisition

     On June 13, 1995, the Company acquired all of the outstanding capital stock of GPC. Prior to the acquisition, GPC had annual revenues of approximately $50 million and operated a fleet of approximately 155 land well-servicing rigs in California. See "-- Financial Condition and Liquidity -- Golden Pacific Corp. Acquisition" and Note 3 of Notes to Consolidated Financial Statements for a discussion of this acquisition.

Three Months Ended March 31, 1996 Compared To Three Months Ended March 31, 1995

     For the quarter ended March 31, 1996, the Company had consolidated net income of $1.4 million, reflecting stronger overall market conditions than those prevailing in the first quarter of 1995, for which the Company reported net income of $0.2 million. The average price per barrel of West Texas Intermediate crude oil was higher by approximately 7% in the first quarter of 1996 than in the first quarter of 1995, and average natural gas prices increased approximately 105% comparing the same periods. Results from the Company's domestic operations improved primarily due to higher activity for the Company's jackup rigs and increased rates for its platform rigs located in the Gulf of Mexico, increased land drilling activity in Alaska and the inclusion of results from rigs and equipment acquired in the June 1995 GPC acquisition. The Company's domestic onshore operation reported first quarter well-servicing rig hours 31% higher than in the corresponding quarter of 1995, primarily due to the inclusion of rigs acquired in the GPC acquisition. The Company's offshore operation in the Gulf of Mexico experienced rig utilization of 66% in the first quarter of 1996, compared to 57% during the comparable period of 1995; average rig rates were also 26% higher. Earnings from the Company's Alaska operations increased from the first quarter of 1995 due to all three of its Arctic land drilling rigs operating during the first quarter of 1996, whereas only two were working and one was on standby during the comparable period of 1995. Results from the Company's international operations decreased primarily due to lower rig activity by its unconsolidated affiliate in Saudi Arabia and reduced activity in Tunisia and Oman, offset partly by results from a new offshore platform workover rig in Australia that began contributing in the second half of 1995.

     Revenues. Revenues were $81.7 million in the first quarter of 1996, a 30% increase compared with revenues of $62.9 million in the first quarter of 1995. This increase was attributable to the inclusion of revenues from rigs and equipment acquired in the GPC acquisition, higher activity for the jackup rigs and rates for the platform rigs located in the Gulf of Mexico, as well as higher land drilling activity in Alaska. Domestic onshore well-servicing and related services revenues increased $11.2 million or 36% in the first quarter of 1996 from the corresponding quarter of 1995, chiefly as a result of the GPC acquisition. Domestic onshore rig utilization was 53% in both the first quarter of 1996 and the first quarter of 1995. Gulf of Mexico offshore workover and drilling revenues increased $5.5 million or 77%, and Alaska operations revenues increased $2.6 million or 40%. International operations revenues were unchanged from the first quarter of 1995 as the revenues attributable to the new offshore platform workover rig in Australia were offset by the absence of a rig contract in Tunisia, lower rig utilization in Oman and the completion of a land drilling contract in Ecuador. Revenues for international operations do not include revenues from the Company's foreign joint ventures, which are unconsolidated affiliates.

     Earnings Attributable to Unconsolidated Affiliates. Earnings attributable to unconsolidated affiliates were $0.7 million in the first quarter of 1996 compared to $0.8 million in the first quarter of 1995. Earnings attributable to Pool Arabia, Ltd., the Company's Saudi Arabia affiliate, decreased $0.4 million from the first quarter of 1995 primarily as a result of the completion in March 1995 of a land drilling contract in Saudi Arabia. The decrease in the earnings of Pool Arabia, Ltd. was mostly offset by better operating results from the Malaysia joint venture.

     Costs and Expenses. The Company's costs and expenses were $79.1 million in the first quarter of 1996, a 24% increase compared to costs and expenses of $63.9 million in the corresponding quarter of 1995. Such increase was attributable to the inclusion of costs and expenses related to the rigs and equipment obtained in the GPC acquisition as well as costs associated with higher levels of activity in the Gulf of Mexico and Alaska.

     Interest Expense. Interest expense was $0.5 million higher in the first quarter of 1996 than in the corresponding quarter of 1995 due primarily to borrowings related to the term loan entered into in April 1995 that was used to refinance the 1994 acquisition of the 60.7% partnership interest in Pool Arctic Alaska, the notes payable related to the GPC acquisition and the term loan used to refinance the construction costs of the new offshore platform workover rig in Australia, offset partly by lower average borrowings under the Company's syndicated bank revolving line of credit.

     Income Taxes. The Company recorded income tax expense of $1.3 million in the first quarter of 1996 (which included $0.9 million of deferred taxes) on income before income taxes of $2.7 million, compared to an income tax benefit of $0.1 million on income before income taxes of $0.1 million in the first quarter of 1995. This net increase of $1.4 million of income tax expense was due primarily to stronger domestic operating results in the first quarter of 1996 compared to the first quarter of 1995. The Company's interim period tax expense is determined by utilizing the aggregate of estimated annual effective tax rates for each of the Company's domestic and foreign locations.

Year Ended December 31, 1995 Compared To Year Ended December 31, 1994

     The Company, on a consolidated basis, had net income of $3.1 million in 1995, compared with a net loss of $12.7 million in 1994. The 1995 net income included a $0.6 million ($0.4 million after-tax) charge for costs related to the GPC acquisition. The 1994 results included a $23.6 million ($15.3 million after-tax) provision for leasehold impairment. (See "-- Other Matters -- San Angelo Lease Commitment.") The average price per barrel of West Texas Intermediate crude oil was higher by approximately 7% in 1995 than in 1994. Although average natural gas prices dropped approximately 15% from 1994 to 1995, natural gas prices in December 1995 rose above $2.00 per mcf, the highest they had been since the first quarter of 1994. Results from the Company's domestic operations improved primarily because of increased activity onshore in the lower 48 states, offsetting the effect of reduced operating results in Alaska. The Company's domestic onshore operation reported rig hours 28% higher for 1995 than in 1994, primarily due to the inclusion of rigs from the GPC acquisition since June 14, 1995. The Company's offshore operation in the Gulf of Mexico experienced rig utilization of 65% in 1995, compared to 53% in 1994; average rig rates, however, were lower, particularly for the jackup rigs. Earnings from the Company's Alaska operations decreased from 1994 due to one of its three Arctic land drilling rigs being on standby status for all of 1995, whereas it operated for the first four months of 1994 before going on standby status for the remainder of the year, and due to the completion in late 1994 of a long-term offshore drilling rig contract. Results from the Company's international operations decreased primarily due to lower earnings from the Company's unconsolidated affiliate located in Saudi Arabia, reduced land drilling activity in Ecuador and the completion in mid-1994 of two rig contracts in Kuwait.

     Revenues. Revenues were $277.3 million in 1995, compared to $229.2 million in 1994. This increase was attributable to the inclusion of revenues for the entire year of 1995 from rigs and equipment previously owned by the Pool Arctic Alaska partnership compared to three months of revenues in 1994 (see
"-- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition"), revenues from rigs and equipment acquired in the GPC acquisition (see
"-- Financial Condition and Liquidity -- Golden Pacific Corp. Acquisition"), a higher level of activity by the Company's domestic onshore well-servicing rig fleet, increased rig activity in Tunisia, Oman and Pakistan, revenues attributable to a new offshore platform workover rig in Australia and increased domestic production services activity in 1995. Increased revenues in 1995 were offset partly by the completion in mid-1994 of two rig contracts in Kuwait which were not replaced during 1995 and reduced land drilling activity in Ecuador.

     Domestic onshore well-servicing and related services revenues increased $33.5 million or 29% in 1995 from 1994, chiefly as a result of the GPC acquisition. In addition, domestic production services revenues increased $1.2 million or 3% in 1995 from 1994. Domestic onshore rig utilization was 52% in 1995, compared to 48% in 1994. Domestic onshore well-servicing rig hours worked increased from approximately 784,000 in 1994 to 1,003,000 in 1995 due primarily to the purchase of GPC. Gulf of Mexico offshore workover and drilling revenues in 1995 increased $1.4 million or 4% compared to 1994, due to higher rig utilization, which was somewhat offset by lower rig rates. Revenues from international operations increased $1.6 million or 6% in 1995 from 1994, due to increased rig activity in Tunisia, Oman, Pakistan and Australia, offset partly by the completion in mid-1994 of two rig contracts in Kuwait which were not replaced during 1995 and reduced land drilling activity in Ecuador. Revenues for international operations do not include revenues from the Company's foreign joint ventures, which are unconsolidated affiliates.

     In September 1994, the Company acquired the 60.7% partnership interest in Pool Arctic Alaska (see "-- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition") not already owned by the Company and, accordingly, revenues generated from Pool Arctic Alaska rigs and equipment have been included in the Company's consolidated financial statements since the date of such acquisition. Revenues for Alaska operations included in the Company's consolidated financial statements were $20.4 million in 1995. Revenues generated by the Company's wholly-owned operations in Alaska in 1994 were $9.9 million, which included $5.7 million from an offshore rig operating in the Cook Inlet and

$4.2 million generated after the acquisition date by the acquired Pool Arctic Alaska rigs and equipment. Prior to the date of such acquisition, the Company's revenues did not include revenues of Pool Arctic Alaska, which was an unconsolidated affiliate, but did include revenues from the Company's wholly-owned operations in Alaska.

     Earnings Attributable to Unconsolidated Affiliates. Earnings attributable to unconsolidated affiliates were $3.0 million in 1995, compared to $5.0 million in 1994. Earnings attributable to Pool Arabia, Ltd., the Company's Saudi Arabia affiliate, decreased $1.3 million from 1994 to $2.3 million in 1995 primarily as a result of the completion in early 1995 of three land workover rig contracts in Kuwait and the completion in March 1995 of a land drilling contract in Saudi Arabia. Earnings attributable to Pool Arctic Alaska in 1994 were $0.5 million through the date of acquisition (see "-- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition"). Earnings from Pool Arctic Alaska ceased to be included in earnings attributable to unconsolidated affiliates immediately following the Company's purchase of its partner's interest in September 1994.

     Costs and Expenses. The Company's costs and expenses were $274.6 million in 1995, compared to $232.7 million in 1994 (excluding the provision for leasehold impairment). Such increase was attributable to (i) the inclusion, for the period June 14 through December 31, 1995, of costs and expenses related to the rigs and equipment obtained in the GPC acquisition, (ii) the inclusion in 1995 of a full year's costs and expenses related to the rigs and equipment previously owned by the Pool Arctic Alaska partnership, (iii) $0.6 million of expenses related to the GPC acquisition, primarily for yard closings, and (iv) costs associated with higher levels of activity in the Company's domestic onshore well-servicing line as well as in Tunisia, Oman, Pakistan and Australia. Partially offsetting these higher costs and expenses were lower repair and maintenance expenses for the Company's Gulf of Mexico offshore fleet, lower costs and expenses in Ecuador due to a reduced level of land drilling activity and a reduction in the accrued liability for workers' compensation and property damage claims. For a discussion of the $23.6 million provision for leasehold impairment included in the Company's 1994 costs and expenses, see "-- Other Matters -- San Angelo Lease Commitment." At the beginning of the fourth quarter of 1994, the Company revised its estimate of the remaining depreciable lives of certain rigs and equipment to better reflect the remaining economic lives of such assets. Such change increased net income for 1995 as compared to 1994 by approximately $1.6 million or $.11 per share.

     Other Income - Net. Other income - net in 1994 included a $0.5 million gain resulting from a settlement related to the sale in 1991 of Libya assets that had been written off in the mid-1980's when the Company terminated operations in that country.

     Interest Expense. Interest expense was $1.6 million higher in 1995 than in 1994 due primarily to the $10 million term loan to refinance the acquisition of the 60.7% partnership interest in Pool Arctic Alaska, the GPC acquisition debt and higher average borrowings under the Company's syndicated bank revolving line of credit.

     Income Taxes. The Company recorded income tax expense of $2.0 million on income before income taxes of $5.1 million in 1995, compared to an income tax benefit of $8.4 million on a loss before income taxes of $21.1 million in 1994. The Company had income tax expense in 1995, compared to an income tax benefit in 1994, primarily as a result of the Company's recording a provision for leasehold impairment in 1994, which generated a deferred income tax benefit of $8.2 million. The 1995 tax expense was due to stronger domestic operating results in 1995 plus the effect of certain amendments to prior period U.S. federal tax returns, partly offset by the reversal of no longer needed deferred foreign taxes for 1990 income tax indemnities and the elimination of the Company's valuation allowance related to its U.S. federal net operating loss ("NOL") carryforwards. The 1994 tax benefit also included a net reversal of $0.6 million of previously accrued foreign income taxes. At December 31, 1995, the Company had recognized $6.7 million of deferred income tax assets, net of valuation allowance, in excess of deferred income tax liabilities. The net deferred income tax assets resulted primarily from the 1994 provision for leasehold impairment and the Company's U.S. federal income tax NOL carryforwards, which are expected to be realized within the 15-year carryforward periods. The

U.S. NOL carryforwards at December 31, 1995 were $12.0 million from 1991, $18.3 million from 1992, $8.0 million from 1994 and an estimated $5.9 million from 1995; they are available for utilization through the year(s) 2006, 2007, 2009 and 2010, respectively. The NOL carryforwards are expected to be realized through future increases in taxable income as a result in part of lower tax depreciation charges due to most existing property becoming fully depreciated for U.S. tax purposes within the next one to two years and the expected increase in taxable income resulting from the GPC acquisition. If necessary, the Company also will consider repatriating future foreign earnings in order to fully realize the NOL carryforwards before their expiration. See Note 4 of Notes to Consolidated Financial Statements.

Year Ended December 31, 1994 Compared To Year Ended December 31, 1993

     The Company, on a consolidated basis, had a net loss of $12.7 million in 1994 compared with net income of $6.2 million in 1993. The 1994 results included a $23.6 million ($15.3 million after-tax) provision for leasehold impairment. (See "-- Other Matters -- San Angelo Lease Commitment.") The 1994 results also reflected weaker market conditions than those prevailing in the prior year. Natural gas prices and the average price per barrel of West Texas Intermediate crude oil were both notably lower in 1994 than in 1993. The drop in the Company's domestic activity levels resulted primarily from the diminished interest of its customers in investing in U.S. exploration and production because of the weaker oil and natural gas prices during 1994. The Company's 1994 domestic onshore well-servicing rig hours were 9% lower than in 1993; however, rig rates increased slightly. Gulf of Mexico offshore rig utilization was 53% in 1994, compared to 77% in 1993. Despite the decrease in rig utilization, average rig rates were approximately 8% higher in 1994 than in 1993. Earnings from the Company's international operations decreased primarily due to the mid-1994 completion of two rig contracts in Kuwait and lower earnings from the Company's unconsolidated affiliates located in Saudi Arabia and Malaysia, offset partly by the contribution from increased rig activity in Ecuador. Earnings from the Company's Alaska operations in 1993 included a $1.1 million net after-tax gain on the sale of an offshore rig, Rig 428, resulting from the exercise of a purchase option by a customer.

     Revenues. Revenues were $229.2 million in 1994, compared to $240.5 million in 1993. The decrease in revenues from 1993 to 1994 was attributable to lower activity by the Company's domestic onshore well-servicing and Gulf of Mexico offshore rig fleets, lower rig mobilization revenues in Alaska, contracts being completed during 1993 in the Adriatic Sea and the Ivory Coast, and the mid-1994 completion of two rig contracts in Kuwait. This decrease was offset partly by higher rig activity in Ecuador, higher domestic production services activity in 1994 and the inclusion since late September 1994 of revenues from rigs previously owned by Pool Arctic Alaska (see "-- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition").

     Domestic onshore well-servicing revenues decreased $8.9 million or 7% in 1994 from 1993. This decrease was offset partly by domestic production services revenues, which increased $4.2 million or 11% in 1994 from 1993. Domestic onshore rig utilization was 48% in 1994, compared to 51% in 1993. Domestic onshore well-servicing rig hours worked decreased from approximately 864,000 in 1993 to 784,000 in 1994, due primarily to weaker market conditions than those prevailing in the prior year. Gulf of Mexico offshore workover and drilling revenues in 1994 decreased $2.7 million or 7% compared to 1993, due to lower rig utilization caused by weaker natural gas prices during 1994. Revenues from international operations decreased $4.1 million or 14% in 1994 from 1993, due primarily to the completion in 1993 of contracts in the Adriatic Sea and the Ivory Coast and in mid-1994 of two rig contracts in Kuwait, which were not replaced during 1994, offset partly by higher rig activity in Ecuador. Revenues for international operations do not include revenues from the Company's foreign unconsolidated affiliates.

     Beginning in mid-1992, Alaska operations began operating an offshore rig in the Cook Inlet which earned revenues of $9.9 million in 1993 and $5.7 million in 1994, before coming off contract in late 1994. The utilization of this offshore rig, reassigned from California, marked the first time the Company had recognized revenues from its Alaska operations, as previous contracts had been performed by rigs owned or leased by Pool Arctic Alaska, an unconsolidated affiliate prior to September 1994. In September 1994, the Company acquired the 60.7% partnership interest in Pool Arctic Alaska (see "-- Financial Condition and
Liquidity -- Pool Arctic Alaska Acquisition") not already owned by the Company, and accordingly, revenues of $4.2 million generated from Pool Arctic Alaska rigs and equipment were included in the Company's consolidated financial statements from the date of such acquisition. Prior to the date of such acquisition, the Company's revenues did not include revenues from Pool Arctic Alaska, but did include revenues from the Company's wholly-owned operations in Alaska.

     Earnings Attributable to Unconsolidated Affiliates. Earnings attributable to unconsolidated affiliates were $5.0 million in 1994, compared to $6.9 million in 1993. Earnings from Pool Arabia, Ltd., the Company's Saudi Arabia affiliate, decreased $1.2 million from 1993 to $3.7 million in 1994 primarily as a result of lower management fees paid to the Company in 1994 and the release of an offshore rig in early 1994. Earnings from Pool Arctic Alaska in 1994 were $0.5 million through the date of acquisition (see "-- Financial Condition and Liquidity -- Pool Arctic Alaska Acquisition") as compared to breakeven for the year ended December 31, 1993. These 1994 earnings were favorably affected by higher rig activity on the North Slope and improved results from labor and maintenance contracts in the Cook Inlet compared to the prior year. Earnings from the Company's Malaysia affiliate in 1994 decreased $1.3 million from 1993 due to the completion of a contract for an offshore rig during the first quarter of 1994.

     Costs and Expenses. The Company's costs and expenses were $232.7 million in 1994 (excluding the provision for leasehold impairment), compared to $241.5 million in 1993. The decrease in costs and expenses from 1993 to 1994 was attributable to (i) lower levels of activity for the Company's domestic onshore well-servicing, Gulf of Mexico offshore and international rig fleets, (ii) lower rig mobilization expenses in Alaska, (iii) lower depreciation expense chiefly due to assets becoming fully depreciated and to a revision in the estimate of remaining depreciable lives of certain rigs and equipment and (iv) a $1.0 million pretax charge recorded in 1993 against the carrying value of certain patent rights related to horizontal drilling technology. These cost reductions were offset partly by 1994 maintenance and lease expenses related to three Gulf of Mexico jackup workover rigs which were leased in December 1993. For a discussion of the $23.6 million provision for leasehold impairment included in the Company's costs and expenses in 1994, see "-- Other Matters -- San Angelo Lease Commitment." At the beginning of the fourth quarter of 1994, the Company revised its estimate of the remaining depreciable lives of certain rigs and equipment to better reflect the remaining economic lives of such assets. Such change decreased the net loss for the year ended December 31, 1994 by approximately $0.5 million or $.04 per share.

     Other Income - Net. Other income-net in 1994 included a $0.5 million gain resulting from a settlement related to the sale in 1991 of Libya assets that had been written off in the mid-1980's when the Company terminated operations in that country. Other income-net in 1993 included a $1.2 million pretax gain related to the sale of Rig 428.

     Income Taxes. The Company recorded an income tax benefit of $8.4 million on a loss before income taxes of $21.1 million in 1994, compared to income tax expense of $1.4 million on income before income taxes of $7.6 million in 1993. The Company had an income tax benefit in 1994, compared to income tax expense in 1993 primarily as a result of the Company recording a provision for leasehold impairment in 1994 which generated a deferred income tax benefit of $8.2 million. The 1994 tax benefit also included a net reversal of $0.6 million of previously accrued foreign income taxes. The Company's U.S. federal income tax provision for 1993 reflected the effect, which was not significant, of the Revenue Reconciliation Act of 1993.

FINANCIAL CONDITION AND LIQUIDITY

     The Company had cash and cash equivalents of $6.2 million at March 31, 1996 compared to $5.5 million at December 31, 1995 and $2.6 million at December 31, 1994. Working capital was

$29.0 million, $27.0 million and $33.0 million at March 31, 1996 and December 31, 1995 and 1994, respectively.

Cash Flows

     For the three months ended March 31, 1996, the Company used a net $4.9 million for investing activities, primarily for capital expenditures of $5.4 million, offset partly by $0.3 million of proceeds from dispositions of equipment. For the year ended December 31, 1995, net cash flows provided by operating activities were $20.6 million, compared with $5.3 million and $15.3 million in 1994 and 1993, respectively. The Company used a net $21.2 million for investing activities in 1995, primarily for capital expenditures of $23.4 million, including $6.9 million for the construction of a new offshore platform workover rig which began earning revenues in Australia in the third quarter of 1995 and $3.4 million, net of cash acquired, used in connection with the GPC acquisition and the related direct acquisition costs, partly offset by $2.4 million of proceeds from dispositions of equipment and $2.9 million of dividends from unconsolidated affiliates. The Company used a net $9.5 million for investing activities in 1994. This included the purchase of 60.7% of Pool Arctic Alaska for $11.3 million, net of cash acquired, and $11.4 million of other capital expenditures, offset partly by $7.0 million of proceeds from the sale and leaseback of three offshore jackup rigs, $3.4 million of proceeds from sales of other equipment and the receipt of $2.9 million of dividends from unconsolidated affiliates. The Company used a net $10.5 million for investing activities in 1993, including $14.2 million of capital expenditures and $1.4 million placed in escrow as collateral in connection with a sale and leaseback arrangement, which were partially offset by $2.6 million of proceeds, net of related construction expenditures, from the sale of Alaska Rig 428, $1.7 million of proceeds from sales of other equipment and $0.7 million of dividends received from unconsolidated affiliates.

Golden Pacific Corp. Acquisition

     On June 13, 1995, the Company acquired all of the outstanding capital stock of GPC for approximately $18.8 million, consisting of $11.5 million of subordinated long-term notes due in 2005, approximately $3.1 million in cash and 493,543 shares of the Company's common stock valued at $4.2 million. See Notes 3 and 5 of Notes to Consolidated Financial Statements for further discussion.

     Also in connection with the GPC acquisition, the Company assumed a liability for certain deferred compensation obligations of GPC. To evidence such obligations, the Company issued notes aggregating $1.5 million in principal amount to three employees of GPC. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

     As part of the acquisition of GPC, the Company assumed GPC's debt of $2.0 million, all of which was retired in June 1995.

Pool Arctic Alaska Acquisition

     On September 28, 1994, the Company acquired the 60.7% partnership interest in Pool Arctic Alaska it did not previously own for $12.1 million in cash. The Company's Alaska operation now includes the three specialized Arctic land drilling rigs and related equipment formerly owned by the Pool Arctic Alaska partnership, and provides rig and contract labor services, both onshore and offshore, in Alaska. This acquisition was accounted for under the purchase method, and was initially funded from the Company's cash resources and approximately $6.7 million borrowed under its syndicated bank revolving line of credit. In April 1995, the Company obtained a three-year loan (the "Alaska Loan") to refinance $10.0 million of the purchase price. During 1995, the Company made scheduled principal payments of $2.6 million on the Alaska Loan. During the first quarter of 1996, the Company made scheduled principal payments of $0.9 million on the Alaska Loan. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

Credit Facilities and Long-Term Debt

     The Company has available a syndicated bank revolving line of credit (the "Line of Credit") to finance temporary working capital requirements and to support the issuance of letters of credit. During 1995, expiration of the Line of Credit was extended from April 1996 to April 1997, and the maximum availability thereunder was increased. The maximum availability is the lesser of
(i) $35.0 million (previously $30.0 million), or (ii) a calculated amount based on a percentage of domestic receivables meeting certain criteria. At May 31, 1996, the maximum availability was $34.7 million, of which $5.5 million had been drawn in cash and $13.0 million was being utilized to support the issuance of letters of credit. The interest rate is a floating rate which is, at the Company's option, (i) the lenders' prime rate plus 0.25%, or (ii) the London Interbank Offered Rate (LIBOR) plus 2.625%, with the Company's choice of a one-, two-, three-, or six-month interest period. There is an approximate 1/2 of 1% commitment fee on the unutilized portion. The terms of the Line of Credit include restrictive covenants which, among other things, limit capital expenditures, prohibit certain liens, prohibit payment of dividends, limit additional debt and set certain minimum financial requirements. Advances under the Line of Credit are secured by certain accounts receivable, certain deposit accounts, all of the stock of the Company's domestic subsidiaries, 66% of the stock of the Company's consolidated foreign subsidiaries, the property of the Company's Alaska subsidiary and 13 of the Company's platform rigs located in the Gulf of Mexico. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

     In January 1996 the Company received $6.5 million under a four-year term loan agreement in order to refinance the construction costs incurred during 1995 to build a new offshore platform workover rig for a contract in Australia (the "Australia Loan"). The rig construction costs were initially funded from the Company's cash resources and borrowings under its Line of Credit. During the first quarter of 1996, the Company made scheduled principal payments on this project financing of $0.6 million. See Note 5 of Notes to Consolidated Financial Statements for further discussion.

     In 1995, one of the Company's unconsolidated affiliates entered into loan agreements which impose restrictions on the ability of such affiliate to distribute dividends to the Company.

     In August 1994, the Company issued a four-year $0.5 million note in connection with a purchase of eight well-servicing rigs and related equipment. The note bears interest at 7% and is secured by the eight rigs and equipment that were purchased.

     Modifications to Alaska Rig 428 were funded in 1993 primarily through approximately $10 million of project financing which was repaid during 1993 from the proceeds from the sale of such rig to its customer. In May 1992, the Company entered into a $4.4 million term loan and a $0.5 million revolving line of credit to finance the upgrade of another rig under contract in Alaska, and both of these loans were repaid in 1993.

     There were no long-term financing activities in 1993 except by unconsolidated affiliates.

Capital Expenditures

     The Company anticipates that 1996 capital expenditures other than the business acquisitions described in "Use of Proceeds" will consist of (i) approximately $18.0 million for capital additions and improvements to its existing rig fleet and (ii) approximately $7.5 million for an extensive refurbishment and upgrade of Rig 18, a previously idle platform drilling rig in the Gulf of Mexico. It is anticipated that these expenditures will be financed chiefly through the net proceeds of this offering and internally generated funds, although the Company may avail itself of borrowings as needed. Acquisitions of additional assets and businesses are expected to continue to be an important part of the Company's strategy for growth.

OTHER MATTERS

Accounting Standards

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this statement in the first quarter of 1996 did not have a material effect on the Company's financial position or results of operations.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which sets forth alternative accounting and disclosure requirements for stock-based compensation arrangements. SFAS 123 does not rescind the existing accounting for employee stock-based compensation under APB Opinion No. 25. Companies may continue to follow the current accounting to measure and recognize employee stock-based compensation; however, SFAS 123 requires disclosure of pro forma net income and earnings per share that would have been reported under the "fair value" based recognition provisions of SFAS
123. The Company has elected to continue to follow the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" for employee compensation and will disclose the pro forma information required under SFAS 123.

San Angelo Lease Commitment

     The Company has an operating lease, effective through March 2003, for a 65-acre facility at San Angelo, Texas, which it previously used for rig and equipment manufacturing and storage. Annual lease payments are $2.2 million through March 1998 and $4.4 million thereafter for the remaining five years of the lease. Effective October 1, 1994, the Company vacated this facility and subleased it in its entirety for $0.5 million per year under an operating sublease which expires in September 1997. Prior to subleasing and vacating this facility in 1994, the Company beneficially utilized approximately 12% of the facility and charged to operations a proportionate share of the cost of the lease. In September 1988, the Company, anticipating that it would not be able to fully utilize the facility for a period of years, accrued a $15.9 million liability for the expected underutilization. Since September 1988, the cost associated with the unutilized portion of the facility has been charged against this accrued liability, which as of the fourth quarter of 1994, had substantially been used. In the fourth quarter of 1994 the Company recorded an additional provision for leasehold impairment of $23.6 million as the Company does not anticipate utilizing any of this facility in its future operations nor does it expect to be able to sublease this facility to third parties for an amount equivalent to the annual lease payments. This provision recognizes all future lease expense, net of anticipated sublease income. Such provision for leasehold impairment decreased 1994 net income by $15.3 million, or $1.13 per share. Future lease payments will be charged against such provision.

                                    BUSINESS

     Pool Energy Services Co., founded in 1948, is the largest well-servicing and workover company in the world based on the number of rigs it operates. The Company performs the ongoing maintenance and major overhauls necessary to optimize the level of production from existing oil and natural gas wells and provides certain ancillary services for the drilling and completion of new oil and natural gas wells. The Company also provides contract drilling services in Alaska, the Gulf of Mexico and certain international locations. Typically, the Company provides a well-servicing, workover or drilling rig, the crew to operate the rig and such other specialized equipment as may be required. The Company operates onshore and offshore, both domestically and internationally, providing services for a diverse group of multi-national, foreign national and independent oil and natural gas producers.

     As of March 31, 1996, the Company's worldwide fleet totaled 723 rigs, including 678 land well-servicing/workover rigs, 18 land drilling rigs, 19 offshore platform rigs (14 workover rigs and five drilling rigs) and eight offshore jackup rigs. In the United States, the Company operates in several oil and natural gas producing states, with specific concentration onshore in Texas, California, Alaska and Oklahoma and offshore in the Gulf of Mexico. The Company also owns or leases and operates 263 fluid hauling trucks, 683 frac tanks, ten salt water disposal wells and other auxiliary equipment in its domestic onshore operations.

     Internationally, the Company has a substantial presence in the Middle East, principally in Saudi Arabia, where it is one of the largest providers of workover and drilling services and has been providing such services for approximately 20 years. Other important international markets where the Company has an established presence include Ecuador, Trinidad, Malaysia and Pakistan. In the second half of 1995, the Company reestablished operations in Australia, and has recently entered into a letter of intent to acquire a 51% interest in a newly formed Argentina corporation. The Company is also currently evaluating new Southeast Asian and other South American markets.

BUSINESS STRATEGY

     In early 1994, the Company developed a strategic plan designed to further strengthen its competitive position and market share in the oilfield services industry in order to achieve growth in revenues, EBITDA (earnings before interest, taxes, depreciation and amortization, provision for leasehold impairment and writedown of assets) and earnings. Key components of the Company's business strategy include: (i) expanding opportunities in existing core market areas through acquisitions that result in consolidation savings;
(ii) upgrading and enhancing the capabilities of the Company's existing fleet and building certain specialized rig equipment to operate in markets with high levels of activity and strong pricing fundamentals; (iii) entering new foreign markets that offer significant development and production activity; and (iv) offering additional core services and equipment that complement the Company's businesses in its existing field locations.

STRATEGY IMPLEMENTATION

     Significant progress has been made in the implementation of the Company's business strategy. Particularly notable events include:

     Acquisitions of joint venture partners' interests:

        - In May 1996, the Company entered into a letter of intent to acquire the 51% interest in Antah Drilling that it does not already own for approximately $3.7 million in cash. In addition, approximately $5.4 million will be used to repay indebtedness of Antah Drilling owed to the Company's partner in that venture. This venture's assets include a new state-of-the-art 2,000 horsepower platform drilling rig and a platform workover rig.

        - In April 1996, the Company acquired the 51% interest in its Trinidad joint venture, Pool Santana, Limited, that it did not already own for $1.2 million in cash. This entity's primary asset is a platform workover rig and its related equipment.

        - In September 1994, the Company acquired the 60.7% partnership interest that it did not already own in Pool Arctic Alaska for $12.1 million in cash. This acquisition expanded the Company's Alaska operation to include the three specialized Arctic land drilling rigs and related equipment formerly owned by the partnership. The Company is one of only a few operators with the specialized equipment required to perform drilling and workover services in the extreme conditions of the Alaskan market. Furthermore, in late 1995 Congress repealed the export ban on Alaska North Slope oil, which management believes will stimulate exploration and development activity in Alaska.

     Expansion and enhancement of rig fleet:

       - In May 1996, the Company entered into a letter of intent to acquire a 51% interest in a newly formed Argentina corporation which will provide drilling, workover and well services in Argentina. This new corporation will own and operate nine land drilling rigs and 11 land workover rigs. The Company's investment in the venture will be approximately $8.7 million and it will contribute $2.2 million for working capital.

       - In May 1996, the Company signed a definitive agreement to acquire the operating assets (including approximately 23 land well-servicing rigs) of Western Oil in the Williston Basin for approximately $4.0 million in cash. The acquisition will require an additional $0.5 million in working capital. Management believes this acquisition will enhance the Company's competitive position in the Rocky Mountain region.

       - In March 1996, the Company received a term contract for Rig 18, a previously idle platform drilling rig, which is being refurbished at a cost of approximately $7.5 million plus $1.0 million in working capital. This 2,000 horsepower rig will be placed in service in the Gulf of Mexico for Shell Offshore and is expected to begin operations in the third quarter of 1996. In addition, the Company has implemented a program to refurbish other platform rigs in its Gulf of Mexico fleet to benefit from the increased level of activity in this region.

       - In March 1996, the Company completed the construction of, and placed in operation, a multi-purpose, electrically-powered platform workover rig at a cost of $2.5 million. In addition, this rig has been committed to Oryx Energy to operate on a floating production platform in the Gulf of Mexico. Operations for Oryx Energy are expected to commence in the fourth quarter of 1996.

       - In the second half of 1995, the Company reestablished its presence in Australia by placing in operation a platform workover rig. The Company also has entered into a term contract through Antah Drilling for a state-of-the-art 2,000 horsepower platform drilling rig, Rig 489. Rig 489 is scheduled to commence operations for Esso Australia, Ltd. in the third quarter of 1996. Both of these new platform rigs were designed and constructed by the Company.

       - In June 1995, the Company acquired GPC for approximately $18.8 million. This acquisition included, among other assets, the GPC fleet of approximately 155 land well-servicing rigs in California. The Company is now the market leader in California with a total of 260 well-servicing rigs. The California market is particularly attractive, given the mature characteristics of the fields, the proportion of wells requiring artificial lift and the predominance of oil rather than natural gas production. Each of these factors contribute to more frequent use of the Company's well-servicing rigs.

RIG AND EQUIPMENT FLEET

     The following table sets forth the type, number and location of the domestic onshore equipment operated by the Company (excluding Alaska) as of March 31, 1996:

                                                         WELL-       FLUID
                                                       SERVICING    HAULING    FRAC     DISPOSAL
                                                         RIGS       TRUCKS     TANKS     WELLS
                                                       ---------    -------    -----    --------
    Central Division:
      Western District (West Texas and New Mexico)...     221         139       315          5
      Eastern District (Central and East Texas and
         Louisiana)..................................      34          55       225          2
      South Texas District...........................      45          53       116          1
      Rocky Mountain District (North Dakota and
         Montana)....................................      29           2         -          -
      Oklahoma District (North Texas, Arkansas and
         Oklahoma)...................................      70          14        27          2
                                                       ---------    -------    -----    --------
                                                          399         263       683         10
                                                       ---------    -------    -----    --------
    California Division:
      Northern District..............................     167           -         -          -
      Southern District..............................      93           -         -          -
                                                       ---------    -------    -----    --------
                                                          260           -         -          -
                                                       ---------    -------    -----    --------
    Total............................................     659         263       683         10
                                                       =======      ======     =====    ======

     The following table sets forth the type, number and location of the Alaska, Gulf of Mexico and International rigs owned by the Company and its joint ventures as of March 31, 1996:

                                      LAND                  PLATFORM                 JACKUP
                              --------------------    --------------------    --------------------
                              DRILLING    WORKOVER    DRILLING    WORKOVER    DRILLING    WORKOVER    TOTAL
                              --------    --------    --------    --------    --------    --------    -----
    Alaska...................     3           1(a)        2           -           -           -          6
    Gulf of Mexico...........     -           -           3          11           -           5         19
    International:
      Saudi Arabia...........     6           8           -           -           3           -         17
      Oman...................     2           3           -           -           -           -          5
      Ecuador................     5           5           -           -           -           -         10
      Trinidad...............     -           -           -           1           -           -          1
      Malaysia...............     -           -           -           1           -           -          1
      Pakistan...............     1           2           -           -           -           -          3
      Tunisia................     1           -           -           -           -           -          1
      Australia..............     -           -           -           1           -           -          1
                                 --          --          --          --          --          --       -----
      Total International....    15          18           -           3           3           -         39
                                 --          --          --          --          --          --       -----
    Total....................    18          19           5          14           3           5         64
                              ======      ========    ======      ========    ======      ========    ====

- ---------------

(a) A multi-purpose workover or drilling rig that can be configured for either onshore or offshore use.

TYPES OF SERVICES PROVIDED

     There are approximately 900,000 producing oil wells in the world today, of which approximately 570,000 are in the United States. In addition, there are approximately 290,000 producing natural gas wells in the United States and a large number of natural gas wells in the rest of the world. While some wells in the United States flow oil and natural gas to the surface without mechanical assistance, most are in mature production areas that require pumping or some other form of artificial lift. Pumping oil wells characteristically require more maintenance than flowing wells due to the operation of the mechanical pumping equipment installed. The extent and type of services provided by the Company on producing wells is dependent upon many variables. The following is a summary of the services the Company provides.

Well-Servicing/Maintenance Services

     The Company provides maintenance services on the mechanical apparatus used to pump or lift oil and natural gas from producing wells. These services include, among other things, repairing and replacing pumps, sucker rods and tubing. The Company provides the rigs, equipment and crews for these tasks, which are performed on both oil and natural gas wells, but which are more commonly required on oil wells. Well-servicing rigs have the same basic components as drilling rigs (i.e., a derrick, a hoisting mechanism and an engine). Many of these rigs also have pumps and tanks that can be used for circulating fluids into and out of the well. Maintenance jobs typically take less than 48 hours to complete.

Workover Services

     In addition to needing periodic maintenance, producing oil and natural gas wells occasionally require major repairs or modifications, called "workovers." Workovers may be done, for example, to remedy equipment failures, deepen a well in order to complete a new producing reservoir, plug back the bottom of a well to reduce the amount of water being produced with the oil and natural gas, clean out and recomplete a well if production has declined, repair leaks, or convert a producing well to an injection well for secondary or enhanced recovery projects. These extensive workover operations are normally carried out with a well-servicing type rig that includes additional specialized accessory equipment, which may include rotary drilling equipment, mud pumps, mud tanks and blowout preventers, depending upon the particular type of workover operation. Most of the Company's well-servicing rigs are designed and equipped to handle the more complex workover operations. A workover may last anywhere from a few days to several weeks.

Completion Services

     The kinds of activities necessary to carry out a workover operation are essentially the same as those that are required to "complete" a well when it is first drilled. The completion process may involve selectively perforating the well casing at the depth of discrete producing zones, stimulating and testing these zones and installing down-hole equipment. Independent oil and gas production companies often find it more efficient to move a larger and more expensive drilling rig off location after an oil or natural gas well has been drilled and to move in a specialized well-servicing rig to perform completion operations. The Company's rigs are often used for this purpose. The completion process may require from a few days to several weeks.

Contract Drilling Services

     The Company provides contract drilling services to oil and natural gas operators in all the markets it services except onshore markets in the lower 48 states. The Company's workover rigs can be used for drilling, although the Company typically uses its specialized drilling rigs for such operations. The Company also provides specialized accessory equipment, including pumps, rotary drilling equipment, top drive units, trucks, camps and cranes. Several of the Company's land drilling rigs are equipped for self-sustained operations in remote areas in Alaska and certain overseas locations.

Offshore Services

     The Company generally utilizes its offshore jackup and platform rigs to service wells located on platforms. Platform rigs consist of well-servicing equipment and machinery arranged in modular packages which are transported to and assembled and installed on fixed offshore platforms owned by the customer. Fixed offshore platforms are steel tower-like structures that stand on the ocean floor, with the top portion, or platform, above the water level, forming the foundation upon which the platform rig is placed. Certain of the Company's heavy workover platform rigs are capable of operating at well depths of up to 18,000 feet. Several of the Company's platform rigs are specifically designed for drilling. The Company is performing an increasing amount of drilling and horizontal re-entry services utilizing portable top drives, enhanced pumps and solids control equipment for drilling fluids. Jackup rigs are mobile, self-elevating platforms equipped with legs that can be lowered to the ocean floor until a foundation is established to support the hull, which contains the drilling and/or workover equipment, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, helicopter landing deck and other related equipment. The rig legs may operate independently or have a mat attached to the lower portion of the legs in order to provide a more stable foundation in soft bottom areas. All of the Company's jackup rigs are cantilever design; a feature that permits the drilling platform to be extended out from the hull, allowing it to perform drilling or workover operations over preexisting platforms or structures.

Production and Other Specialized Services

     The Company provides other specialized services that are required, or can be used effectively, in conjunction with the previously described basic services. The main additional services are production services, consisting of the provision of onsite temporary fluid-storage facilities, the provision, removal and disposal of specialized fluids used during certain completion and workover operations, and the removal and disposal of salt water that is often produced in conjunction with the production of oil and natural gas. The Company also provides plugging services for wells from which the oil and natural gas have been depleted and further production has become uneconomical.

BUSINESS BY SERVICE LINE

     The Company operates in only one business segment -- the oilfield services industry. Within that segment, the Company conducts business in the following distinct markets or business lines: domestic onshore well-servicing and production services, Gulf of Mexico offshore workover/drilling, international workover/drilling and related services and Alaska onshore and offshore workover/drilling.

Domestic Onshore Activities

     The Company's domestic onshore operation, which provides well-servicing, workover and production services, has locations in many of the major oil and natural gas producing fields in the lower 48 states. This operation currently provides services in 10 states and is divided into two separate geographic divisions: (i) the Central division (principally Texas and Oklahoma) and (ii) the California division. The Company's domestic onshore operation has 659 well-servicing rigs, of which 298 are located in Texas, 260 in California, 53 in Oklahoma and 48 in North Dakota, New Mexico, Arkansas, Montana and Louisiana. In 1995, rig hours were comprised of well-servicing/maintenance (56%), workover (29%), completion (10%) and plugging operations (5%). In May 1996, the Company signed a definitive agreement to acquire the operating assets (including approximately 23 land well-servicing rigs) of Western Oil. The acquisition is expected to be consummated in late June 1996.

     In general, well-servicing rigs are provided to customers on a call-out basis. The Company is paid an hourly rate and work is generally performed five days a week during daylight hours.

     The Company's domestic onshore operation also provides production services consisting chiefly of fluid hauling and frac tank rental. The production services assets, located primarily in Texas, consist of 263 fluid hauling trucks and ten salt water disposal wells, which are utilized for the transportation and disposal of drilling and used completion fluids and salt water produced from operating wells, and 683 frac tanks, which are utilized for the storage of fluids used in the fracturing of producing zones during the completion or workover of wells.

Gulf of Mexico Offshore Activities

     Offshore in the Gulf of Mexico, the Company provides workover, well-servicing, completion and drilling services with its fleet of 14 platform rigs and five jackup rigs. The Company also provides crews to oil and natural gas well operators under labor contracts. During the year ended December 31, 1995, approximately 86% of the Company's Gulf of Mexico offshore rig hours were related to workover, well-servicing and completion operations with the balance related to contract drilling. Offshore operations are normally conducted 24 hours a day, seven days a week, under a term contract that is either for a specific period of time or until a program of work is completed. The Company is paid on a daily rate basis for its services.

International Activities

     Internationally, the Company provides workover, well-servicing and drilling services, both onshore and offshore, with specialized rigs designed and fabricated to meet various types of operating conditions. During 1995, the Company operated in ten foreign countries. The Company has 39 rigs in foreign locations, of which 22 are located in the Middle East, principally in Saudi Arabia, 11 in South America, four in Asia, one in Africa and one in Australia. Rig operations are normally conducted 24 hours a day, seven days a week under a term contract that is for a specific period of time or until a customer's program is completed. The Company is paid on a daily rate basis for its services. The Company currently conducts a significant part of its foreign operations through unconsolidated joint venture companies in each of which it has approximately a 50% participation. The principal joint venture operations are conducted in Saudi Arabia (Pool Arabia, Ltd.) and Malaysia (Antah Drilling). Beginning in mid-1996 Antah Drilling will also operate in Australia using a newly constructed state-of-the-art platform drilling rig. The Company uses the equity method to account for its unconsolidated affiliates. See Note 9 of Notes to Consolidated Financial Statements.

     In May 1996, the Company entered into a letter of intent to acquire a 51% interest in a newly formed Argentina corporation which will provide drilling, workover and well services in Argentina. This new corporation will own and operate nine land drilling rigs and 11 land workover rigs.

     In May 1996, the Company entered into a letter of intent to acquire the 51% interest in Antah Drilling that it does not already own. This venture's assets include a new state-of-the-art 2,000 horsepower platform drilling rig and a platform workover rig.

Alaska Activities

     In Alaska, the Company provides drilling, workover and well-servicing with its fleet of three specialized Arctic land drilling rigs, two offshore platform rigs and one multi-purpose rig. The Company also provides crews to oil and natural gas well operators in Alaska under labor contracts. The Company's services are principally provided onshore on the North Slope and offshore in the Cook Inlet. Rig operations are normally conducted 24 hours a day, seven days a week, under a term contract that is for a specific period of time or until a program is completed. The Company is paid on a daily rate basis for its services. On September 28, 1994, the Company acquired the 60.7% partnership interest not already owned by the Company in Pool Arctic Alaska for $12.1 million in cash. For further information related to this acquisition, see Note 3 of Notes to Consolidated Financial Statements.

FINANCIAL DATA BY SERVICE LINES

     The following table presents information by service lines:

                                                      FOR THE THREE
                                                          MONTHS
                                                      ENDED MARCH 31       FOR THE YEAR ENDED DECEMBER 31
                                                    ------------------    --------------------------------
                                                     1996       1995        1995        1994        1993
                                                    -------    -------    --------    --------    --------
                                                                        (IN THOUSANDS)
Revenues:
  Domestic onshore well-servicing and production
    services:
      Central division............................  $32,741    $34,545    $134,423    $131,904    $133,398
      California division.........................   19,815      7,156      58,780      26,603      29,781
  Gulf of Mexico offshore workover/drilling.......   12,524      7,072      37,415      36,020      38,676
  International workover/drilling and related
    services......................................    7,639      7,696      26,260      24,708      28,812
  Alaska workover/drilling........................    8,963      6,385      20,427       9,940       9,857
                                                    -------    -------    --------    --------    --------
         Total....................................  $81,682    $62,854    $277,305    $229,175    $240,524
                                                    ========   ========   =========   =========   =========
Earnings Attributable to Unconsolidated
  Affiliates(1):
  International workover/drilling and related
    services......................................  $   658    $   775    $  2,955    $  4,495    $  6,831
  Alaska workover/drilling........................       --         --          --         521          29
                                                    -------    -------    --------    --------    --------
         Total....................................  $   658    $   775    $  2,955    $  5,016    $  6,860
                                                    ========   ========   =========   =========   =========
Depreciation and Amortization(2):
  Domestic onshore well-servicing and production
    services:
      Central division............................  $ 1,261    $ 1,238    $  5,238    $  6,446    $  7,611
      California division.........................      825        275       2,134       1,052       1,240
  Gulf of Mexico offshore workover/drilling.......      622        523       2,212       2,283       2,310
  International workover/drilling and related
    services......................................      675        592       2,424       2,742       4,415
  Alaska workover/drilling........................      836        669       2,845       1,089         601
  Corporate.......................................       34         38         149         148         130
                                                    -------    -------    --------    --------    --------
         Total....................................  $ 4,253    $ 3,335    $ 15,002    $ 13,760    $ 16,307
                                                    ========   ========   =========   =========   =========
Income (Loss) Before Income Taxes (Excluding
  Provision for Leasehold Impairment)(3):
  Domestic onshore well-servicing and production
    services:
      Central division............................  $ 1,555    $ 1,443    $  5,927    $  2,799    $  1,449
      California division.........................      322       (130)      3,828        (630)      1,285
  Gulf of Mexico offshore workover/drilling.......    1,174     (1,057)        161      (1,307)      2,744
  International workover/drilling and related
    services......................................      762      1,200       2,682       4,759       5,756
  Alaska workover/drilling........................    1,095        224        (367)      3,247       3,643
  Corporate.......................................   (2,181)    (1,596)     (7,118)     (6,427)     (7,278)
                                                    -------    -------    --------    --------    --------
         Total....................................  $ 2,727    $    84    $  5,113    $  2,441    $  7,599
                                                    ========   ========   =========   =========   =========

- ---------------

(1) A significant part of the operations of the Company is conducted through its unconsolidated affiliates, which are accounted for using the equity method. See Note 3 of Notes to Consolidated Financial Statements for information related to the Pool Arctic Alaska acquisition in 1994.

(2) At the beginning of the fourth quarter of 1994, the Company revised its estimate of the remaining depreciable lives of certain rigs and equipment to better reflect the remaining economic lives of the assets. The effect of this change in accounting estimate was to increase the 1995 net income by approximately $2.1 million or $.15 per share and to decrease the 1994 net loss by approximately $0.5 million or $.04 per share.

(3) See Note 6 of Notes to Consolidated Financial Statements for a discussion of the $23.6 million pretax ($15.3 million, or $1.13 per share, after-tax) provision for leasehold impairment in 1994.

LEGAL PROCEEDINGS

     The Company from time to time is involved in ordinary and routine litigation incidental to its business, which often involves claims for significant monetary amounts, some, but not all, of which would be covered by insurance. In the opinion of management, none of the existing litigation will have any material adverse effect on the Company. See also "-- Environmental Regulation and Claims."

EMPLOYEES

     At March 31, 1996, the Company had 5,034 employees, of whom 452 were employed by unconsolidated affiliates. None of the employees at any of the Company's locations (except for approximately 32 employees in Australia) is represented by a collective bargaining unit. Management believes that the Company's relationship with its employees is excellent.

ENVIRONMENTAL REGULATION AND CLAIMS

     The Company's well-servicing, workover and production services operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. The Company's operations and facilities are subject to numerous state and federal environmental laws, rules and regulations, including, without limitation, laws concerning the containment and disposal of hazardous materials, oilfield waste and other waste materials, the use of underground storage tanks and the use of underground injection wells. The Company employs personnel responsible for monitoring environmental compliance and arranging for remedial actions that may be required from time to time and also uses outside experts to advise on and assist with the Company's environmental compliance efforts. Costs incurred by the Company to investigate and remediate contaminated sites are expensed unless the remediation extends the useful lives of the assets employed at the site. Remediation costs that extend the useful lives of the assets are capitalized and amortized over the remaining useful lives of such assets. Liabilities are recorded when the need for environmental assessments and/or remedial efforts becomes known or probable and the cost can be reasonably estimated.

     Laws protecting the environment have generally become more stringent than in the past and are expected to continue to do so. Environmental laws and regulations typically impose "strict liability," which means that in some situations the Company could be exposed to liability for cleanup costs and other damages as a result of conduct of the Company that was lawful at the time it occurred or conduct of, or conditions caused by, others. Cleanup costs and other damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on the Company's financial condition. From time to time, claims have been made and litigation has been brought against the Company under such laws. However, the costs incurred in connection with such claims and other costs of environmental compliance have not had any material adverse effect on the Company's operations, financial condition or competitive position in the past, and management is not currently aware of any situation or condition that it believes is likely to have any such material adverse effect in the future.

     Under the Comprehensive Environmental Response, Compensation and Liability Act, also known as "Superfund," and related state laws and regulations, liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a "hazardous substance" into the environment. The Company has been notified of its possible involvement with respect to the cleanup of two Superfund sites which were formerly operated by parties unrelated to the Company as oilfield waste disposal facilities, and has been named as a potentially responsible party with respect to the cleanup of one other Superfund site which was formerly operated by various parties unrelated to the Company as an oil refining and reclamation facility. Although at this time information about these matters has not been fully developed and it is not feasible to predict their outcome with certainty, management is of the opinion that their ultimate resolution should not have a material adverse effect on the Company's financial condition.

     Changes to federal and state environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on the Company. For example, legislation has been proposed from time to time in Congress which would reclassify oil and natural gas production wastes as "hazardous wastes." If enacted, such legislation could dramatically increase operating costs for domestic oil and natural gas companies and this could reduce the market for the Company's services by making many wells and/or oilfields uneconomical to operate. To date, such legislation has not made significant progress toward enactment.

PATENTS AND TRADEMARKS

     The Company owns several U.S. patents on designs for various types of oilfield equipment and on methods for conducting certain oilfield activities. The Company uses some of these designs and methods in the conduct of its business. The patents expire at various times through 2014. The Company also has several trademarks and service marks that it uses in various aspects of its business. While management believes the Company's patent and trademark rights are valuable, the expiration or loss thereof would not have a material adverse effect on the Company's financial condition or results of operations.

COMPETITIVE CONDITIONS

     Although the number of available rigs has materially decreased over the past ten years, the well-servicing, workover and drilling industry remains very competitive. The number of rigs continues to exceed demand, resulting in severe price competition. Many of the total available contracts are currently awarded on a bid basis, which further increases competition based on price. In all of the Company's market areas, competitive factors also include: the availability and condition of equipment to meet both special and general customer needs; the availability of trained personnel possessing the required specialized skills; the overall quality of service and safety record; and domestically, the ability to offer ancillary services such as fluid hauling, frac tank rental and salt water disposal. As an enhancement to its competitive position, the Company has been able to establish strategic alliances with major customers in its domestic onshore, international and Alaska markets, including several alliances in California which were obtained upon the acquisition of GPC. Many smaller competitors may not be able to allocate the resources necessary to enter into such alliances. One customer, Shell Oil Company and its affiliates, accounted for approximately 11% of the Company's consolidated revenues during 1995 and approximately 12% for the first quarter of 1996.

     Certain competitors are present in more than one of the Company's markets, although no one competitor operates in all of these areas. With 659 rigs, the Company has the most well-servicing rigs of any company in the domestic onshore market. In this market, the second largest competitor has approximately 400 rigs, two competitors have 100 to 200 rigs each, and several hundred competitors have smaller regional or local rig operations. In each of its domestic onshore locations, the Company competes with several firms of varying size. In the Gulf of Mexico, the Company is among five principal competitors providing workover/maintenance services, the two largest of which are Pride Petroleum Services, Inc. and Nabors Industries, Inc. Internationally, the Company competes directly with various competitors at each location where it operates, none of which is dominant. In Alaska, the Company has six major competitors, the largest of which are Nabors Industries, Inc. and Doyon Drilling, Inc.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth the names, ages and positions of the executive officers and directors of the Company as well as the years in which they commenced serving as executive officers or directors of the Company or the Company's predecessor, Pool Company.

                                                                          EXECUTIVE OFFICER
                                                                             OR DIRECTOR
              NAME                 AGE              POSITION                    SINCE
- ---------------------------------  ---   -------------------------------  -----------------
James T. Jongebloed..............  54    Chairman, President and Chief           1981
                                         Executive Officer
William J Myers..................  59    Group Vice President --                 1988
                                         U.S. Operations
Ronald G. Hale...................  47    Group Vice President --                 1989
                                         International Operations
Ernest J. Spillard...............  56    Senior Vice President, Finance          1986
G. Geoffrey Arms.................  52    Vice President and General              1985
                                         Counsel; Corporate Secretary
Louis E. Dupre...................  49    Vice President, Human Resources         1994
W. C. McCord.....................  67    Director                                1971
William H. Mobley................  54    Director                                1990
Joseph R. Musolino...............  59    Director                                1994
Gary D. Nicholson................  59    Director                                1996
James L. Payne...................  59    Director                                1992
Donald D. Sykora.................  65    Director                                1989

     Set forth below are descriptions of the backgrounds of the executive officers and directors of the Company and their principal occupations for at least the past five years.

     Mr. Jongebloed has been Chairman of the Board of Directors since 1994 and President and Chief Executive Officer of the Company since 1990. He was President and Chief Operating Officer from 1989 to 1990. He served Pool Company from 1978 to 1989 as Executive Vice President, Western Hemisphere, President of Pool -- Intairdril and Group Vice President -- International Operations.

     Mr. Myers has been Group Vice President -- U.S. Operations of the Company since 1988. From 1985 to 1987, he was self employed, and from 1976 to 1985 he was the President and Chief Executive Officer of Anderson-Myers Drilling Company in Denver, Colorado.

     Mr. Hale has served in various management and executive positions with the Company for more than 15 years. From 1985 to 1989, he served as Vice President, Mid-East and Africa Region, International Operations. He became Group Vice President -- International Operations in 1989.

     Mr. Spillard served from 1979 to 1981 as Controller of Pool Arabia, Ltd. From 1981 to 1986, he held various executive positions with the Company. He was Senior Vice President, Corporate Services, from 1986 to 1987 and has been Senior Vice President, Finance of the Company since 1987.

     Mr. Arms has been Vice President and General Counsel of the Company since 1985 and has been Corporate Secretary since 1990. He has served the Company as an attorney in various other positions since 1978.

     Mr. Dupre has been Vice President, Human Resources of the Company since 1994. From 1986 to 1994, he served as the Company's Controller. He has been an employee of the Company since 1978.

     Mr. McCord retired as Chairman and Chief Executive Officer of ENSERCH Corporation in 1993 and has been a director of that company since 1970. From 1977 to 1991, he served as Chairman,

President and Chief Executive Officer of ENSERCH Corporation. Mr. McCord is also a director of Lone Star Technologies, Inc.

     Dr. Mobley is a professor in the Graduate School of Business at Texas A&M University. From 1993 to 1994, he was Chancellor of the Texas A&M University System. From 1988 to 1993 he was President of Texas A&M University. He is also a director of DaVinci Scientific Corporation.

     Mr. Musolino has been Vice Chairman of NationsBank of Texas, N.A. for more than the last five years. He also serves as a director of Justin Industries, Inc. and of Paragon Group, Inc.

     Mr. Nicholson is Chairman of the Board of Directors, President and Chief Executive Officer of Camco International Inc., an oilfield services company. Mr. Nicholson joined Camco in October 1992 as Executive Vice President and Chief Operating Officer, became President and Chief Executive Officer on January 1, 1993 and Chairman of the Board of Directors in October 1994. Mr. Nicholson was an independent consultant from 1991 to 1992 and was President and Chief Executive Officer of LTV Energy Products Company, an operating unit of LTV Corporation, Inc. from 1986 to 1991.

     Mr. Payne has been Chairman of the Board, President and Chief Executive Officer and a director of Santa Fe Energy Resources, Inc., an oil and gas exploration and production company, since 1990. He was President of Santa Fe Energy Company from 1986 to 1990, and prior to that time served as its Senior Vice President -- Exploration and Land.

     Mr. Sykora currently serves in an executive advisory capacity in the Office of the Chairman of Houston Industries Incorporated, an electric utility holding company. He was President and Chief Operating Officer of Houston Industries from 1993 to 1995 and served as a director of Houston Industries from 1982 to 1995. From 1982 to 1993 he served as President and Chief Operating Officer of Houston Lighting and Power Company. He is also a director of TransTexas Gas Corporation and Powell Industries, Inc.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 40,000,000 shares of Common Stock, no par value, of which 14,230,188 shares were issued and outstanding, 1,478,297 shares were reserved for issuance under the Company's stock option and stock incentive plans and 4,450,737 shares were reserved for issuance upon exercise of the Shareholders Rights Plan at May 31, 1996 and (ii) 1,000 shares of Preferred Stock, no par value, none of which is outstanding as of the date of this Prospectus. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, duly and validly issued, fully paid and nonassessable. The description below is a summary of and is qualified in its entirety by the provisions of the Company's Articles of Incorporation, as amended, a copy of which has been filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters on which shareholders are entitled or permitted to vote, including the election of directors. Each holder of Common Stock is entitled to participate ratably in any distribution of assets to shareholders in the event of liquidation, dissolution or winding up of the Company, subject in all cases to any prior rights of outstanding shares of Preferred Stock.

     Holders of Common Stock do not have any cumulative voting, redemptive or conversion rights and have no preemptive rights to subscribe for, purchase or receive any class of shares or securities of the Company. Holders of Common Stock also have no fixed dividend rights. Dividends may be declared by the Board of Directors at its discretion depending upon the earnings, capital requirements, financial condition of the Company and other relevant factors. See "Price Range of Common Stock and Dividend Policy."

     The Common Stock is traded on the Nasdaq National Market.

PREFERRED STOCK

     The Preferred Stock has preference equal to its stated value of $1.00 per share over the Common Stock as to the distribution of assets on liquidation, dissolution or winding up of the affairs of the Company. The Preferred Stock does not have dividend rights and, except to the extent described below or provided by Texas law, does not have voting rights. Holders of a majority of the Preferred Stock must approve any amendment to the Articles of Incorporation of the Company that would (i) authorize or create, or increase the authorized amount of, any class of stock which is entitled to voting rights inconsistent with any outstanding Preferred Stock, (ii) increase the authorized number of shares of Preferred Stock, (iii) change any of the rights and preferences of any outstanding Preferred Stock or (iv) materially alter any other provisions of any outstanding Preferred Stock or the Common Stock. No shares of preferred stock are currently outstanding.

LIMITATION ON LIABILITY OF DIRECTORS

     The Company's Articles of Incorporation limit the personal liability of directors to the fullest extent permitted by Texas law. Specifically, a director of the Company will not be personally liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability: (i) for a breach of the director's duty of loyalty to the Company or its shareholders, (ii) for an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (iii) for a transaction from which the director derived an improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of the director is expressly provided by an applicable statute, such as a corporation's unlawful stock repurchase or payment of a dividend. This provision is intended to afford directors additional protection from, and limit their potential liability for, suits alleging a breach of the duty of care by a director. The Company believes that this provision will assist it in securing and retaining the services of directors who are not employees of the Company. As a result of the inclusion of this provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston, Boston, Massachusetts.

PROVISIONS HAVING ANTI-TAKEOVER EFFECT

     Provisions contained in the Company's Articles of Incorporation and Bylaws that may be deemed, whether or not intended for that purpose, to be anti-takeover in nature are (i) a provision in the Company's Articles of Incorporation prohibiting cumulative voting for the election of directors; (ii) a provision in the Company's Bylaws providing for the existence of a classified Board of Directors divided into three classes, with the members of each class serving for staggered periods of three years; (iii) a provision in the Articles of Incorporation reserving to the directors the power to amend the Bylaws of the Company and a Bylaw provision requiring a two-thirds vote of the Board to authorize certain such amendments; and (iv) provisions in the Company's Bylaws providing that a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the shares entitled to vote with respect to the election of directors. Additionally, the Company has an existing shareholder rights plan providing special acquisition rights and other features designed to deter unfair or abusive takeover attempts, to prevent a person or group from gaining control of the Company without offering fair value to all shareholders and to deter other abusive takeover tactics which are not in the best interest of shareholders.

     The Company also has change in control agreements with each of its executive officers (the "Agreements") that set forth certain benefits that the Company will provide in the event their employment is terminated subsequent to a change in control of the Company (as defined in the Agreements). The Agreements continue in effect until terminated by the Company upon specified notice and continue for three years following a change in control of the Company. The Agreements each provide that if the officer is terminated or if the officer elects to terminate employment under certain circumstances within three years following a change in control of the Company, the officer shall be entitled to a lump sum severance payment equal to (i) three times the officer's annual base salary (but not in excess of the aggregate base salary that could be earned up to the officer's normal retirement date), (ii) an amount equal to the largest bonus paid to him during the preceding three years, prorated for the current year, and (iii) the value over exercise price of unexercised stock options. In addition, the officer shall be entitled to a three-year continuation of certain employee benefits, two additional years of service credit under the Company's retirement program, and reimbursement of certain legal fees, expenses, and any applicable excise taxes.

                                  UNDERWRITING

     The names of the underwriters of the shares of Common Stock offered hereby (the "Underwriters") and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:

                                                                            NUMBER OF
                                  UNDERWRITERS                               SHARES
        -----------------------------------------------------------------  -----------
        Dillon, Read & Co. Inc. .........................................
        Salomon Brothers Inc ............................................
        Johnson Rice & Company L.L.C. ...................................

                                                                            ---------
        Total............................................................   4,000,000
                                                                            =========

     The Managing Underwriters are Dillon, Read & Co. Inc., Salomon Brothers Inc and Johnson Rice & Company L.L.C.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $     per share on sales to certain
dealers. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $     per share on sales to certain dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters on option to purchase up to an
additional           shares of Common Stock on the same terms per share. If the
Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover the over-allotments made of the shares in connection with this offering.

     The Company has agreed that it will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering of shares contemplated hereby, except shares of Common Stock issued pursuant to the provisions of existing stock incentive plans. The Company's directors and certain officers, who beneficially own an aggregate of 570,978.855 shares of Common Stock, have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 90 days from the date of the consummation of the offering of shares contemplated hereby.

     The Company has agreed in the Underwriting Agreement to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to payments that the Underwriters may be required to make in respect thereof.

     In connection with this Offering, certain Underwriters or their affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of sales in the offering of shares of Common Stock offered hereby. Passive market making consists of, among other things, displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker in each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and all possible market making activity must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     In connection with the Common Stock offered hereby, the validity of the shares being distributed will be passed upon for the Company by Covington & Burling, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Gardere Wynne Sewell & Riggs, L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and the related financial statement schedules of the Company and Pool Arabia, Ltd. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included and incorporated by reference in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Pool Energy Service Co.
  Annual Consolidated Financial Statements:
     Independent Auditors' Report.....................................................   F-2
     Statements of Consolidated Operations for the Three Years Ended December 31,
      1995............................................................................   F-3
     Statements of Consolidated Cash Flows for the Three Years Ended December 31,
      1995............................................................................   F-4
     Consolidated Balance Sheets, December 31, 1995 and 1994..........................   F-5
     Notes to Consolidated Financial Statements.......................................   F-6

  Interim Condensed Consolidated Financial Statements (Unaudited):
     Condensed Statements of Consolidated Operations for the Three Months Ended March
      31, 1996 and 1995...............................................................  F-28
     Condensed Statements of Consolidated Cash Flows for the Three Months Ended March
      31, 1996 and 1995...............................................................  F-29
     Condensed Consolidated Balance Sheet, March 31, 1996.............................  F-30
     Notes to Condensed Consolidated Financial Statements.............................  F-31

                          INDEPENDENT AUDITORS' REPORT

Pool Energy Services Co.:

     We have audited the accompanying consolidated balance sheets of Pool Energy Services Co. and its subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related statements of consolidated operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pool Energy Services Co. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Houston, Texas
February 22, 1996

                            POOL ENERGY SERVICES CO.

                     STATEMENTS OF CONSOLIDATED OPERATIONS
          (IN THOUSANDS EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

                                                                YEAR ENDED DECEMBER 31
                                                       ----------------------------------------
                                                          1995           1994           1993
                                                       ----------     ----------     ----------
Revenues.............................................  $  277,305     $  229,175     $  240,524
Earnings Attributable to Unconsolidated Affiliates...       2,955          5,016          6,860
                                                       ----------     ----------     ----------
          Total......................................     280,260        234,191        247,384
                                                       ----------     ----------     ----------
Costs and Expenses:
  Operating expenses.................................     219,074        182,012        187,412
  Selling, general and administrative expenses.......      39,927         36,927         37,797
  Depreciation and amortization......................      15,002         13,760         16,307
  GPC acquisition related costs......................         622             --             --
  Provision for leasehold impairment.................          --         23,551             --
                                                       ----------     ----------     ----------
          Total......................................     274,625        256,250        241,516
                                                       ----------     ----------     ----------
Other Income (Expense) -- Net........................       1,289          1,202          2,239
Interest Expense.....................................       1,811            253            508
                                                       ----------     ----------     ----------
Income (Loss) Before Income Taxes....................       5,113        (21,110)         7,599
Income Tax Provision (Credit)........................       1,981         (8,381)         1,399
                                                       ----------     ----------     ----------
Net Income (Loss)....................................  $    3,132     $  (12,729)    $    6,200
                                                       ==========     ==========     ==========
Earnings (Loss) Per Share of Common Stock............  $      .23     $     (.94)    $      .46
                                                       ==========     ==========     ==========
Average Common Shares Outstanding....................  13,840,122     13,559,108     13,526,429
                                                       ==========     ==========     ==========

                See Notes to Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31
                                                           ----------------------------------
                                                             1995         1994         1993
                                                           --------     --------     --------
Operating Activities:
  Net Income (Loss)......................................  $  3,132     $(12,729)    $  6,200
  Noncash items included above:
     Depreciation and amortization.......................    15,002       13,760       16,307
     Deferred income taxes (credit)......................     1,261       (9,155)       1,310
     Undistributed earnings of unconsolidated
       affiliates........................................    (2,895)      (5,055)      (6,778)
     Provision for leasehold impairment..................        --       23,551           --
     Performance of prepaid rig services.................        --       (1,000)      (1,000)
     Other -- net........................................      (218)        (921)       2,260
  Payment of pre-1990 personal injury and property damage
     claims..............................................       (37)        (322)        (816)
  Payment for lease of manufacturing facility............    (2,148)      (2,148)      (2,148)
  Proceeds from sublease of manufacturing facility.......        88          544           --
  Other -- net...........................................      (786)        (964)        (341)
  Net effect of changes in operating working capital.....     7,209         (224)         325
                                                           --------     --------     --------
  Net Cash Flows Provided by Operating Activities........    20,608        5,337       15,319
                                                           --------     --------     --------
Investing Activities:
  Property additions.....................................   (23,436)     (10,897)     (14,223)
  Expenditures for the acquisition of GPC, including
     acquisition costs, less cash acquired...............    (3,431)          --           --
  Payment for purchase of Pool Arctic Alaska, net of cash
     acquired............................................        --      (11,250)          --
  Proceeds from sale of Alaska Rig 428...................        --           --       16,857
  Expenditures for modification of Alaska Rig 428........        --         (527)     (14,304)
  (Increase) decrease in restricted cash.................       154          110       (1,400)
  Proceeds from disposition of property, plant and
     equipment...........................................     2,400        3,383        1,681
  Proceeds from sale of rigs to leasing company..........        --        7,000           --
  Cash dividends received from unconsolidated
     affiliates..........................................     2,885        2,918          683
  Other -- net...........................................       204         (257)         177
                                                           --------     --------     --------
  Net Cash Flows Used for Investing Activities...........   (21,224)      (9,520)     (10,529)
                                                           --------     --------     --------
Financing Activities:
  Proceeds from exercise of stock options................        61           45          404
  Proceeds and repayments of short-term
     borrowings -- net...................................    (1,600)       1,600       (2,475)
  Retirement of debt assumed in GPC acquisition..........    (1,962)          --           --
  Proceeds and repayments of project financing -- net....        --           --       (1,298)
  Proceeds from long-term debt...........................    10,000          545           --
  Principal payments on long-term debt...................    (2,751)         (50)          --
  Principal payments on notes payable to related
     parties.............................................      (200)          --           --
  Repurchase of preferred stock..........................        --           --           (1)
                                                           --------     --------     --------
  Net Cash Flows Provided by (Used for) Financing
     Activities..........................................     3,548        2,140       (3,370)
                                                           --------     --------     --------
Net Increase (Decrease) in Cash and Cash Equivalents.....     2,932       (2,043)       1,420
Cash and Cash Equivalents at January 1,..................     2,560        4,603        3,183
                                                           --------     --------     --------
Cash and Cash Equivalents at December 31,................  $  5,492     $  2,560     $  4,603
                                                           ========     ========     ========

                See Notes to Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS EXCEPT NUMBER OF SHARES)

                                                                            DECEMBER 31
                                                                       ---------------------
                                                                         1995         1994
                                                                       --------     --------
                                    ASSETS
Current Assets:
  Cash and cash equivalents..........................................  $  5,492     $  2,560
  Restricted cash....................................................       163          153
  Accounts and notes receivable (net of allowance for doubtful
     accounts of $1,059 and $1,622)..................................    47,941       45,159
  Other receivables..................................................     3,754        3,177
  Accounts receivable from affiliates................................     3,289        1,702
  Inventories........................................................    10,516       10,571
  Deferred income tax asset (net of $407 and $423 allowance).........     3,469        3,275
  Other current assets...............................................     3,525        3,821
                                                                       --------     --------
          Total current assets.......................................    78,149       70,418
Property, Plant and Equipment -- Net.................................   124,024      101,536
Investment in and Noncurrent Receivables from Unconsolidated
  Affiliates.........................................................    26,001       26,042
Goodwill, net........................................................    11,174           --
Noncurrent Deferred Income Tax Asset (net of $6,314 and $8,483
  allowance).........................................................     5,528        8,713
Noncurrent Receivables (net of allowance for doubtful accounts of
  $2,824 and $3,667) and Other Assets................................     2,594        1,972
Noncurrent Restricted Cash...........................................       973        1,137
                                                                       --------     --------
          Total......................................................  $248,443     $209,818
                                                                       ========     ========
                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Short-term bank loans..............................................  $     --     $  1,600
  Current portion of long-term debt..................................     4,385          126
  Current portion of notes payable to related parties................       400           --
  Trade accounts payable.............................................    24,123       16,053
  Accrued liabilities................................................    19,615       17,200
  Accrued taxes......................................................     2,647        2,409
                                                                       --------     --------
          Total current liabilities..................................    51,170       37,388
Long-Term Debt.......................................................    14,859          369
Notes Payable to Related Parties.....................................       925           --
Deferred Income Taxes................................................     2,323        1,872
Other Liabilities....................................................    43,139       41,550
Shareholders' Equity:
  Common stock, no par value:
     25,000,000 shares authorized; 14,063,983 and 13,561,440 shares
      issued and outstanding.........................................   134,438      130,177
  Retained earnings (deficit)........................................     1,911       (1,221)
  Cumulative foreign currency translation adjustments................      (322)        (317)
                                                                       --------     --------
          Total shareholders' equity.................................   136,027      128,639
                                                                       --------     --------
          Total......................................................  $248,443     $209,818
                                                                       ========     ========

                See Notes to Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     All dollar amounts in the tabulations in the notes to the consolidated financial statements are stated in thousands unless otherwise indicated. All dollar amounts included in the text are in whole dollars, unless otherwise indicated. Certain reclassifications have been made in the 1993 and 1994 consolidated financial statements to conform with the 1995 presentation.

The Company

     Pool Energy Services Co. (the "Company") was formed in November 1988 to acquire all of the oilfield services business of ENSERCH Corporation ("ENSERCH"), and that acquisition was consummated on April 24, 1990. As used herein, except where the context otherwise requires, the term "Company" refers to Pool Energy Services Co., its subsidiary corporations and its unconsolidated affiliates. The Company operates in only one business segment -- the oilfield services industry. Within the oilfield services industry, the Company provides services and products to oil and natural gas well operators for the workover, maintenance and plugging of existing oil and natural gas wells and for the drilling and completion of new oil and natural gas wells. The Company operates in the United States, South America, the Middle East, Asia, Africa and Australia.

Basis of Financial Statements

     The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, and all significant intercompany accounts and transactions have been eliminated in consolidation. The Company uses the equity method to account for affiliates in which it does not have voting control. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     The Company generally recognizes revenue when services are rendered or products are shipped.

Foreign Currency Gains and Losses

     The U.S. dollar is the functional currency for most of the Company's foreign operations, and for those operations, foreign currency gains and losses are included in the statement of consolidated operations as incurred. The functional currency of Pool Santana, Limited, the Company's unconsolidated affiliate in Trinidad, is the Trinidad and Tobago dollar, and the Company's share of Pool Santana's cumulative translation gains and losses is carried as an adjustment in the shareholders' equity section of the consolidated balance sheets.

Property, Plant and Equipment

     Depreciation of plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets. The components of a rig that generally require replacement during the rig's life have useful lives that range from three to 12 years. The basic rigs, excluding such components, have estimated useful lives from date of original manufacture ranging from 22 to 35 years. Other property and equipment have useful lives that range from three to seven years. Estimated salvage values are assigned to the rigs based on an individual assessment of each rig and generally approximate 15% of cost. The estimated remaining depreciable lives of certain rigs and equipment were revised in

                            POOL ENERGY SERVICES CO.

October 1994 to better reflect their remaining economic lives. The effect of this change in accounting estimate was to increase 1995 net income by approximately $2.1 million or $.15 per share and to decrease the 1994 net loss by approximately $0.5 million or $.04 per share.

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The adoption of this statement in the first quarter of 1996 will not have a material effect on the Company's financial position or results of operations.

     The Company capitalizes interest applicable to the construction of significant additions to property and equipment. Interest capitalized for the year ended December 31, 1995 was $0.1 million. No interest was capitalized in 1994 or 1993.

Goodwill

     Goodwill represents the excess of the aggregate price paid by the Company in the 1995 acquisition of Golden Pacific Corp. ("GPC"), accounted for as a purchase, over the fair market value of the net assets acquired. Goodwill is being amortized on a straight-line basis over a period of 30 years. The carrying amount of unamortized goodwill is reviewed for potential impairment loss when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Goodwill amortization expense totaled $0.2 million for the year ended December 31, 1995.

Environmental Remediation and Compliance

     Costs incurred to investigate and remediate contaminated sites are expensed unless the remediation extends the useful lives of the assets employed at the site. Remediation costs that extend the useful lives of the assets are capitalized and amortized over the remaining economic lives of such assets. Liabilities are recorded when the need for environmental assessments and/or remedial efforts becomes known or probable and the cost can be reasonably estimated.

Income Taxes

     The Company accounts for income taxes based upon Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and available tax credit carryforwards.

Inventories

     Inventories of spare parts, materials and supplies held for consumption are stated principally at average cost.

Concentration of Credit Risk

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing and by policy limits the amount of credit exposure to any one financial institution. The Company's customer

                            POOL ENERGY SERVICES CO.

base consists primarily of multi-national, foreign national and independent oil and natural gas producers. During 1995, one customer accounted for approximately 11% of the Company's consolidated revenues. During 1994 and 1993, no customer accounted for more than 10% of consolidated revenues. The Company performs ongoing credit evaluations of its customers and generally does not require collateral on its trade receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. The Company maintains reserves for potential credit losses, and such losses have been within management's expectations.

Fair Values of Financial Instruments

     Except for investments in its unconsolidated affiliates, which are accounted for under the equity method, the Company's financial instruments consist primarily of short-term, variable rate items for which management believes fair value approximates carrying value.

Foreign Exchange Risk Management

     The Company operates internationally, giving rise to exposure to market risks from changes in foreign exchange rates. The Company uses forward exchange contracts as economic hedges of exposed net investments in foreign entities in which that exposure exceeds $0.2 million and in currencies for which such contracts are available. At December 31, 1995 and 1994, only the Company's exposed net investment in its Malaysia affiliate was hedged. The Company's foreign exchange contracts do not subject the Company to the risk of exchange rate movements because gains and losses on these contracts offset gains and losses on the exposed investments being hedged. Realized and unrealized gains and losses on these contracts are recognized currently in the statement of consolidated operations. The forward exchange contracts generally have maturities which do not exceed 30 days. The Company had forward exchange contracts to purchase $3.3 million and $4.8 million in Malaysian ringgits at December 31, 1995 and 1994, respectively. The Company does not hold or issue financial instruments for trading purposes.

Stock Incentive Plans

     The Company accounts for stock option grants using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the Company's stock incentive plans, the price of the stock on the grant date is the same as the amount an employee must pay to exercise the option to acquire the stock; accordingly, the options have no intrinsic value at grant date, and in accordance with the provisions of APB Opinion No. 25 no compensation cost is recognized.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which sets forth alternative accounting and disclosure requirements for stock-based compensation arrangements. SFAS 123 does not rescind the existing accounting for employee stock-based compensation under APB Opinion No. 25. Companies may continue to follow the current accounting to measure and recognize employee stock-based compensation; however, SFAS 123 requires disclosure of pro forma net income and earnings per share that would have been reported under the "fair value" based recognition provisions of SFAS
123. The Company has elected to continue to follow the provisions of APB Opinion No. 25 for employee compensation and will disclose the pro forma information required under SFAS 123.

                            POOL ENERGY SERVICES CO.

Cash Flows

     For cash flow purposes, the Company considers all unrestricted highly liquid investments with less than a three-month maturity when purchased as cash equivalents.

Earnings Per Share of Common Stock

     Earnings per share is based on the average number of common shares and common equivalent shares outstanding during the year.

2. SHAREHOLDERS' EQUITY

     The following is a summary of transactions affecting shareholders' equity for the last three fiscal years:

                                                                                   CUMULATIVE
                                                                                     FOREIGN
                                                                       RETAINED     CURRENCY
                                               COMMON     PREFERRED    EARNINGS    TRANSLATION
                                               STOCK        STOCK      (DEFICIT)   ADJUSTMENTS
                                              --------    ---------    --------    -----------
    Balance, January 1, 1993................  $129,728       $ 1       $  5,308       $  --
      Net income............................        --        --          6,200          --
      Common stock options exercised........       404        --             --          --
      Repurchase of preferred stock.........        --        (1)            --          --
      Translation adjustment................        --        --             --        (295)
                                              --------       ---       --------       -----
    Balance, December 31, 1993..............   130,132        --         11,508        (295)
      Net loss..............................        --        --        (12,729)         --
      Common stock options exercised........        45        --             --          --
      Translation adjustment................        --        --             --         (22)
                                              --------       ---       --------       -----
    Balance, December 31, 1994..............   130,177        --         (1,221)       (317)
      Net income............................        --        --          3,132          --
      Issuance of common stock for:
         Stock options exercised............        61        --             --          --
         Business acquisition...............     4,200        --             --          --
      Translation adjustment................        --        --             --          (5)
                                              --------       ---       --------       -----
    Balance, December 31, 1995..............  $134,438       $--       $  1,911       $(322)
                                              ========       ===       ========       =====

Preferred Stock

     At the time of the Company's 1990 purchase of ENSERCH's oilfield services business, ENSERCH acquired 1,000 shares of the Company's preferred stock, with a total stated value of $1,000. The preferred stock was repurchased by the Company in October 1993 and is currently held in treasury.

Shareholder Rights Plan

     The Company maintains a Shareholder Rights Plan (the "Rights Plan") that is designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the Company without offering fair value to all shareholders and to deter other abusive takeover tactics which are not in the best interests of shareholders. The Company's Board of Directors adopted the Rights Plan on June 7, 1994 and declared a dividend of one right ("Right") for each outstanding share of the Company's common stock to shareholders of record on June 23, 1994. The Rights only become exercisable, and transferable apart from the Company's common stock, ten business days following a public announcement that a person or group ("Acquirer") has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 15% or more of the Company's common stock (each a "Triggering Event").

                            POOL ENERGY SERVICES CO.

     Each Right initially entitles the holder to purchase one-third of one share of the Company's common stock at a price of $9.00, subject to adjustment. Upon the occurrence of a Triggering Event, each Right, in the absence of timely redemption of the Rights by the Company, will entitle the holder thereof (other than the Acquirer), instead, to receive upon exercise of the Right a number of the Company's common shares (or, in certain circumstances, cash, property or other securities of the Company) having a current market price equal to twice the exercise price for a full share. Following the occurrence of a Triggering Event, if the Company is acquired in a merger or other business combination, or 50% or more of the Company's assets or earning power are sold or transferred, each Right, in the absence of timely redemption of the Rights by the Company, will entitle the holder thereof (other than the Acquirer) to receive a number of shares of common stock of the acquiring company having a current market price equal to twice the exercise price for a full share.

     The Rights may be redeemed by the Company in whole, but not in part, at a redemption price of $.01 per Right at any time prior to the Rights becoming exercisable. The Rights will expire on June 7, 2004. Until the Rights become exercisable, they have no dilutive effect on earnings per share. As of December 31, 1995, a total of 4,413,337 shares of the Company's common stock were reserved for issuance upon exercise of Rights.

     The description and terms of the Rights are set forth in a Rights Agreement between the Company and the First National Bank of Boston, as Rights Agent.

Stock Incentive Plans

     In December 1993 the Company adopted the 1993 Employee Stock Incentive Plan for officers and key employees, which plan reserved for issuance up to 600,000 shares of the Company's common stock. The shares may be issued upon the exercise of non-qualified stock options granted under the plan or may be granted as restricted stock awards or bonus stock awards. Stock options are exercisable over a ten-year term and, unless specified otherwise at the time of the grant, vest at the rate of 25 percent per year of continuous employment following the grant of the options. Shares of common stock awarded as restricted stock are subject to restrictions on transfer and subject to risk of forfeiture until earned by continued employment or the achievement of specific goals. During the restriction period, holders of restricted stock have the rights of stockholders, including the right to vote and receive cash dividends, except for the right to transfer ownership.

     In April 1990 the Company adopted the 1990 Employee Stock Option Plan for key employees, which plan reserved for issuance up to 1,000,000 shares of the Company's common stock, of which 62,830 had been purchased as of December 31, 1995 through the exercise of options. Options are exercisable over a ten-year term and, unless specified otherwise at the time of the grant, vest at the rate of 25 percent per year of continuous employment following the grant of the options. Since the adoption of the 1993 Employee Stock Incentive Plan no additional options may be granted under the 1990 Employee Stock Option Plan.

     Effective October 1991, the Company adopted the 1991 Directors' Stock Option Plan for members of its Board of Directors who are not full-time employees of the Company. The plan provides for the granting of options to purchase a maximum of 150,000 shares of the Company's common stock, of which 7,000 had been purchased as of December 31, 1995 through the exercise of options. The plan provides for each eligible director to receive automatically an initial option for 5,000 shares and to receive automatically an additional option for 2,000 shares on the date of each Annual Meeting of Shareholders after the initial grant at which such director is reelected. Options expire ten years after the date of the grant. Each option becomes exercisable as to 50% of the shares covered thereby at the end of one year from the date of grant and as to the remaining 50% at the end of two years from the date of grant.

                            POOL ENERGY SERVICES CO.

     The exercise price of options under all plans is the fair market value per share on the date the option is granted. The following table summarizes the stock option activity related to the Company's plans:

                                       1995                      1994                      1993
                             ------------------------  ------------------------  -------------------------
                                           PRICE                     PRICE                     PRICE
                             SHARES      PER SHARE     SHARES      PER SHARE     SHARES      PER SHARE
                             ------   ---------------  ------   ---------------  ------   ----------------
                                                 (IN THOUSANDS EXCEPT PRICE PER SHARE)
Outstanding, January 1......  1,000   $6.125-$10.625      901   $6.125-$10.625     928    $ 6.125-$10.250
  Granted...................    205   $7.625-$ 9.250      118   $7.125-$ 9.625      41    $10.000-$10.625
  Cancelled.................    (54)  $6.500-$10.250      (12)  $6.500-$10.625     (27)   $ 6.375-$10.250
  Exercised.................     (9)  $6.375-$ 7.125       (7)  $6.500             (41)   $ 6.375-$10.250
                              -----                     -----                      ---
Outstanding, December 31....  1,142   $6.125-$10.625    1,000   $6.125-$10.625     901    $ 6.125-$10.625
                              =====                     =====                      ===
Exercisable, December 31....    799   $6.125-$10.625      768   $6.125-$10.625     670    $ 6.125-$10.250
                              =====                     =====                      ===

3. BUSINESS ACQUISITIONS

Golden Pacific Corp. Acquisition

     On June 13, 1995, the Company acquired all of the outstanding capital stock of GPC, a privately-owned California well-servicing company with a fleet of approximately 155 rigs and related equipment, for $18.8 million, consisting of long-term notes in the amount of $11.5 million, 493,543 shares of the Company's common stock valued at $4.2 million and $3.1 million in cash. The cash paid in the transaction was provided by the Company's existing syndicated bank revolving line of credit.

     The acquisition was accounted for under the purchase method, and accordingly the results of the acquired company have been included in the accompanying consolidated financial statements since the date of acquisition. The purchase price was allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed as of the date of acquisition. This allocation resulted in goodwill of approximately $11.4 million, which is being amortized on a straight-line basis over 30 years. In connection with the purchase of GPC, the Company recorded acquisition related costs totaling $0.6 million, primarily for yard closings. The fair values of the assets acquired and liabilities assumed were as follows:

        Fair value of assets acquired, including $654 of cash and cash equivalents.....................................................  $ 37,808
        Long-term notes issued for capital stock of GPC...................   (11,500)
        Company's common stock issued for capital stock of GPC............    (4,200)
        Cash paid for capital stock of GPC................................    (3,078)
        Acquisition related expenditures..................................      (924)
                                                                            --------
        Liabilities assumed...............................................  $ 18,106
                                                                            ========

                            POOL ENERGY SERVICES CO.

     The following unaudited pro forma summary of financial information presents the Company's consolidated results of operations as if the acquisition had occurred at the beginning of the periods indicated, after including the impact of certain adjustments, such as: additional depreciation expense, amortization of goodwill, increased interest expense on the acquisition debt, decreased insurance expense, elimination of certain transactions with affiliates of GPC and related income tax effects.

                                                                   YEAR ENDED DECEMBER 31
                                                                   ----------------------
                                                                     1995          1994
                                                                   --------      --------
                                                                    (IN THOUSANDS EXCEPT
                                                                     EARNINGS PER SHARE)
    Revenues.....................................................  $298,325      $278,831
                                                                   ========      ========
    Net Income...................................................  $  4,458      $(10,214)
                                                                   ========      ========
    Earnings Per Share of Common Stock...........................  $    .32      $   (.73)
                                                                   ========      ========
    Average Shares Outstanding...................................    14,061        14,053
                                                                   ========      ========

     The above pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the acquisition had taken place at the beginning of the periods presented, nor is it necessarily indicative of future operating results.

Pool Arctic Alaska Acquisition

     On September 28, 1994, the Company acquired the 60.7% interest not already owned by the Company in Pool Arctic Alaska, a partnership, for $12.1 million in cash. The Company's Alaska operation now includes the three highly specialized Arctic land drilling rigs and related equipment formerly owned by the partnership. It provides rig and contract labor services, both onshore and offshore, in Alaska. The acquisition was funded from the Company's existing syndicated bank revolving line of credit and cash resources. During 1995, the Company obtained a three-year term loan to refinance $10 million of the purchase price (see Note 5).

     The acquisition has been accounted for under the purchase method and, accordingly, the results of Pool Arctic Alaska have been included in the accompanying consolidated financial statements since the date of acquisition. Prior to the date of acquisition, Pool Arctic Alaska was accounted for under the equity method based upon the Company's 39.3% partnership interest. The cost of the acquisition has been allocated on the basis of the estimated fair market value of the assets acquired and the liabilities assumed. The fair values of the assets acquired and liabilities assumed were as follows:

        Fair value of assets acquired, including $890 of cash..............  $13,761
        Cash paid..........................................................   12,140
                                                                             -------
        Liabilities assumed................................................  $ 1,621
                                                                             =======

     The Company also reclassified its investment in Pool Arctic Alaska of $10.9 million to its related assets and liabilities at the time of the acquisition.

                            POOL ENERGY SERVICES CO.

4. INCOME TAXES

     Provision (credit) for income taxes is summarized below:

                                                             FOR THE YEAR ENDED DECEMBER 31
                                                             -------------------------------
                                                              1995        1994         1993
                                                             ------      -------      ------
    Current:
      Federal..............................................  $   --      $    57      $   47
      State................................................     270          380         156
      Foreign..............................................     450          337        (114)
                                                             ------      -------      ------
              Total current................................     720          774          89
                                                             ------      -------      ------
    Deferred:
      Federal..............................................   1,564       (8,674)      1,546
      State................................................      --           96          --
      Foreign..............................................    (303)        (577)       (236)
                                                             ------      -------      ------
              Total deferred...............................   1,261       (9,155)      1,310
                                                             ------      -------      ------
                Provision (credit) for income taxes........  $1,981      $(8,381)     $1,399
                                                             ======      =======      ======

     The 1995 deferred income tax provision resulted primarily from the effect of certain amendments to prior period U.S. federal tax returns, partly offset by the reversal of no longer needed deferred foreign taxes for 1990 income tax indemnities and the elimination of the Company's valuation allowance related to the U.S. federal net operating loss ("NOL") carryforwards. The 1994 deferred income tax benefit resulted primarily as a result of the Company's recording a provision for leasehold impairment which generated an income tax benefit of $8.2 million. The 1994 tax benefit also included a net reversal of $0.6 million of previously accrued foreign income taxes. The 1993 deferred income tax provision resulted primarily from an increase in deferred tax liabilities arising from the use of different depreciation methods for book and tax purposes. It also reflects the effect, which was not significant, of the Revenue Reconciliation Act of 1993.

     Temporary differences and carryforwards which gave rise to deferred tax assets and liabilities as of December 31, 1995 and 1994 were as follows:

                                                    1995                            1994
                                        ----------------------------    ----------------------------
                                        DEFERRED TAX    DEFERRED TAX    DEFERRED TAX    DEFERRED TAX
                                           ASSETS       LIABILITIES        ASSETS       LIABILITIES
                                        ------------    ------------    ------------    ------------
    Investment in subsidiaries and
      affiliates......................    $  2,192        $  1,821        $  2,196        $  1,982
    Property..........................          --          27,393              --          21,700
    Personal injury and property
      damage claims...................       4,004              --           4,094              --
    Leases............................       9,574              --          10,989              --
    Accrued liabilities...............       4,356              --           2,773              --
    Inventory valuation...............         453              27             449              31
    Accounts receivable valuation.....         467              --             956              --
    Net operating loss carryforward...      21,448              --          21,369              --
    Other.............................         386             244             198             289
                                          --------         -------         -------        --------
      Subtotal........................      42,880          29,485          43,024          24,002
    Valuation allowance...............      (6,721)             --          (8,906)             --
                                          --------         -------         -------        --------
      Total...........................    $ 36,159        $ 29,485         $34,118        $ 24,002
                                          ========         =======         =======        ========

                            POOL ENERGY SERVICES CO.

     The total valuation allowance decreased a net $2.2 million in 1995 and $0.6 million in 1994.

     In 1995, the Company eliminated the valuation allowance related to its U.S. federal NOL carryforwards. Management believes that it is now more likely than not that the Company will generate taxable income sufficient to realize the tax benefit of the NOL carryforwards prior to their expiration due to among other factors, anticipated lower tax depreciation charges within the next one to two years as a result of most existing property becoming fully depreciated for U.S. tax purposes, the expected increase in taxable income resulting from the GPC acquisition and consideration of available tax planning strategies. If necessary, the Company also will consider repatriating future foreign earnings in order to fully realize the NOL carryforwards before their expiration.

     At December 31, 1995, the Company had $44.2 million of NOL available for carryforward to reduce U.S. federal income taxes payable in future years. The U.S. NOL carryforwards were $12.0 million from 1991, $18.3 million from 1992, $8.0 million from 1994 and an estimated $5.9 million from 1995; they are available for utilization through the year(s) 2006, 2007, 2009 and 2010, respectively. State and foreign NOL carryforwards have been fully reserved for in the Company's consolidated balance sheet.

     A reconciliation between income taxes computed at the U.S. federal statutory rate and the Company's income taxes for financial reporting purposes is shown below:

                                                            FOR THE YEAR ENDED DECEMBER 31
                                                            ------------------------------
                                                             1995       1994        1993
                                                            ------     -------     -------
    U.S. federal statutory tax rate.......................      35%         35 %        35%
    Provision (credit) for income taxes computed at U.S.
      federal statutory tax rate..........................  $1,790     $(7,389)    $ 2,660
    Effect of:
      Foreign tax rates different than U.S. federal
         statutory
         tax rate.........................................    (132)     (1,086)     (1,728)
      Alternative minimum tax.............................      --          57          47
      State income taxes..................................     175         414         101
      Other -- net........................................     148        (377)        319
                                                            ------     -------     -------
    Provision (credit) for income taxes...................  $1,981     $(8,381)    $ 1,399
                                                            ======     =======     =======
    Effective income tax rate.............................    38.7%      (39.7)%      18.4%
                                                            ======     =======     =======

     Foreign income before income taxes is defined as income generated from operations in a foreign country, regardless of whether it is currently reportable for U.S. tax purposes. Components of income (loss) before income taxes are as follows:

                                                           FOR THE YEAR ENDED DECEMBER 31
                                                           -------------------------------
                                                            1995        1994        1993
                                                           ------     --------     -------
    Domestic.............................................  $  513     $(27,075)    $(1,003)
    Foreign..............................................   4,600        5,965       8,602
                                                           ------     --------     -------
              Total......................................  $5,113     $(21,110)    $ 7,599
                                                           ======     ========     =======

     The earnings of the Company's foreign subsidiaries and affiliates are indefinitely invested outside the United States, and the Company estimates that no U.S. income taxes would be payable upon distribution of those unremitted earnings.

     The Company is subject to taxation in many jurisdictions, and the final determination of its tax liabilities involves the interpretation of the statutes and requirements of various domestic and foreign

                            POOL ENERGY SERVICES CO.

taxing authorities. At December 31, 1995, foreign income tax returns for prior years of certain foreign subsidiaries, unconsolidated affiliates and related entities were under examination and/or tax deficiencies had been assessed. In the opinion of management, any additional provisions for taxes which may ultimately be determined to be required as a result of such examinations or assessments will not be material to the Company's financial position or operations.

5. LONG-TERM DEBT AND LINES OF CREDIT

Lines of Credit

     The Company has a syndicated bank revolving line of credit (the "Line of Credit") to finance temporary working capital requirements and to support the issuance of letters of credit. During 1995 the expiration date of the Line of Credit was extended from April 1996 to April 1997, and the maximum availability thereunder was increased. The maximum availability under the Line of Credit is the lesser of (i) $35 million (previously $30 million), or (ii) a calculated amount based upon a percentage of domestic receivables which meet certain criteria. At December 31, 1995, the Company had $30.0 million available under the Line of Credit of which none had been drawn in cash and $13.7 million was being utilized to support the issuance of letters of credit, including $5.9 million in letters of credit issued in connection with the GPC acquisition as security for the acquisition debt and for obligations to GPC's insurers. The Line of Credit provides for certain restrictions on the Company, including a prohibition against additional debt (excluding $7 million of overdraft facilities), a prohibition on payment of dividends, a prohibition on certain liens, a limitation on capital expenditures, and minimum net worth and working capital covenants. Advances under the Line of Credit are secured by certain accounts receivable, certain deposit accounts, all of the stock of the Company's domestic subsidiaries, 66% of the stock of the Company's consolidated foreign subsidiaries, the property owned by the Company's Alaska subsidiary (net book value of $26.8 million at December 31, 1995) and the Company's 13 platform rigs located in the Gulf of Mexico (net book value of $6.1 million at December 31, 1995). The interest rate for the Line of Credit is a floating rate which is, at the Company's option, (i) the lenders' prime rate plus 0.25%, or (ii) the London Interbank Offered Rate (LIBOR) plus 2.625%, with the Company's choice of a one-, two-, three-, or six-month interest period. The applicable interest rate was 8.75% and 9.625% at December 31, 1995 and 1994, respectively. There is an approximate 1/2 of 1% commitment fee on the unutilized portion of the Line of Credit.

     At December 31, 1995, the Company's unconsolidated affiliates had $5.2 million of unused short-term lines of credit and overdraft facilities.

Long-Term Debt

     Long-term debt consisted of the following at December 31:

                                                                        1995       1994
                                                                       -------    -------
    10% Subordinated Notes (GPC).....................................  $11,500    $    --
    $10 Million Term Loan (Alaska)...................................    7,375         --
    Other............................................................      369        495
                                                                       -------    -------
                                                                        19,244        495
    Less current maturities of long-term debt........................    4,385        126
                                                                       -------    -------
                                                                       $14,859    $   369
                                                                       =======    =======

     In June 1995 as partial consideration for the acquisition of GPC, the Company issued 10% subordinated notes aggregating $11.5 million which are due in 2005. These notes are subordinate to the Company's Line of Credit and $10 million term loan and are collateralized by (i) the well-servicing rigs

                            POOL ENERGY SERVICES CO.

and related equipment of the acquired business which had an aggregate net book value of $9.3 million at December 31, 1995, (ii) a second priority security interest in certain real property of the acquired business which had a carrying value of $1.4 million at December 31, 1995 and (iii) a $5 million letter of credit. The agreement pertaining to the subordinated notes contains various restrictive covenants, including covenants pertaining to the creation of certain encumbrances, the transaction of certain mergers or sales of assets, the creation of certain additional debt and other matters.

     In April 1995 the Company obtained a three-year term loan (the "Alaska Loan") to refinance $10 million of the purchase price for the 60.7% partnership interest in Pool Arctic Alaska which was acquired in September 1994. This acquisition was originally funded from the Company's cash resources and approximately $6.7 million borrowed under the Line of Credit. The Alaska Loan agreement contains restrictive covenants similar to those pertaining to the Line of Credit and, in addition, includes a fixed charge coverage ratio covenant. At the Company's option, interest accrues at a floating rate based upon (i) the lenders' prime rate plus 0.5%, or (ii) LIBOR plus 2.75%, with the Company's choice of a one-, two-, three-, or six-month interest period. The applicable interest rate on amounts outstanding at December 31, 1995 was 8.5%. The Alaska Loan is cross-collateralized to the Line of Credit.

     In August 1994 the Company issued a four-year $0.5 million note in connection with a purchase of eight rigs and related equipment. The note bears interest at 7% and is secured by the eight rigs and equipment purchased, which had an aggregate net book value of $0.6 million at December 31, 1995.

     The annual maturities of long-term debt outstanding as of December 31, 1995 (including current portion) are as follows:

        1996...............................................................  $ 4,385
        1997...............................................................    3,270
        1998...............................................................    2,839
        1999...............................................................      625
        2000...............................................................      625
        Thereafter.........................................................    7,500
                                                                             -------
                                                                             $19,244
                                                                             =======

     Based on rates currently available to the Company for debt with similar terms and remaining maturities, the Company believes that the recorded value of long-term debt approximates fair market value at December 31, 1995.

     In January 1996 the Company received $6.5 million under a term loan agreement in order to refinance the construction costs incurred during 1995 to build a new offshore platform workover rig under contract in Australia. The rig construction costs were initially funded from the Company's cash resources and borrowings under its Line of Credit. The loan will be repaid monthly, beginning in January 1996, from the rig contract proceeds over approximately four years. At the Company's option, interest accrues at a floating rate based upon (i) the lenders' prime rate plus 0.5% or (ii) LIBOR plus 2.75%, with the Company's choice of a one-, two-, three- or six-month interest period. The loan is collateralized by the offshore platform workover rig (net book value of $6.8 million at December 31, 1995) and all payments under, and proceeds of, the rig contract.

Notes Payable to Related Parties

     In connection with the GPC acquisition in June 1995 the Company issued notes to three employees related to certain deferred compensation obligations of GPC. These 10% two-year promissory notes

                            POOL ENERGY SERVICES CO.

aggregating $1.5 million in principal amount are secured by a first priority security interest in certain real property of the acquired business, which had a carrying value of $1.4 million at December 31, 1995.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Legal Proceedings

     The Company is routinely involved in litigation incidental to its business, which often involves claims for significant monetary amounts, some, but not all, of which would be covered by insurance. In the opinion of management, none of the existing litigation will have any material adverse effect on the Company.

Personal Injury and Property Damage Liability Claims

     Some of the operations of the Company are hazardous, and the Company has experienced personal injury and property damage incidents. For claims prior to 1990, the Company maintains a reserve for the self-insured portion of its personal injury and property damage coverage. Periodically, the Company evaluates the adequacy of this reserve as compared with estimated settlements for filed and anticipated claims. Estimated settlements for claims are based on the Company's historical experience, type of claim, knowledge of the specific circumstances of the claim and judgment of the possible effect that future economic and legal factors might have on the ultimate settlement of the claim. The Company believes that for claims prior to 1990, the accrued liability for personal injury and property damage claims aggregating $2.7 million at December 31, 1995 is adequate.

     Beginning in 1990, the Company obtained workers' compensation and third-party liability insurance under which its exposure to the risks covered by those policies is significantly lower than under the pre-1990 coverage. The Company provided $4.0 million, $3.1 million and $2.9 million in 1995, 1994 and 1993, respectively, as estimates of the aggregate uninsured portion of claims for those years. The accrued liability for the uninsured portion of workers' compensation and third-party claims incurred after 1989 was $7.4 million at December 31, 1995, of which $0.9 million was held in a deposit account accessible by the insurance underwriters. In addition, at December 31, 1995 the Company had a $0.9 million receivable related to claims payments made by the Company that are reimbursable by insurance.

     In connection with the GPC acquisition the Company assumed a liability for the uninsured portion of workers' compensation and third-party claims incurred prior to the June 13, 1995 acquisition date. At December 31, 1995, the accrued liability for such claims was $1.0 million.

Lease Commitments

     At December 31, 1995, the Company had a number of noncancelable long-term operating leases, principally for yards and office space, rigs, computer equipment, and a manufacturing and storage facility, with various expiration dates. Future minimum net rentals under such leases aggregate $6.3 million for 1996; $5.8 million for 1997; $5.6 million for 1998; $5.9 million for 1999; $5.8 million for 2000; and $10.9 million thereafter. Rental expense incurred under operating leases aggregated $13.3 million in 1995, $11.2 million in 1994 and $9.4 million in 1993.

     The Company has an operating lease, effective through March 2003, for a 65-acre facility at San Angelo, Texas which it previously used for rig and equipment manufacturing and storage. The annual lease payments, which are included in future minimum net rentals above, are $2.2 million through March 1998 and $4.4 million thereafter for the remaining five years of the lease. Effective October 1, 1994, the Company vacated this facility and subleased it in its entirety under an operating sublease which expires in September 1997. The sublease provides for minimum sublease payments of $0.5 million per year for three years. Prior to subleasing and vacating this facility in 1994, the Company

                            POOL ENERGY SERVICES CO.

beneficially utilized approximately 12% of the facility and charged to operations a proportionate share of the cost of the lease. In September 1988, the Company, anticipating that it would not be able to fully utilize the facility for a period of years, accrued a $15.9 million liability for the expected underutilization. Since September 1988, the cost associated with the unutilized portion of the facility has been charged against this accrued liability, which as of the fourth quarter of 1994, had substantially been used. For the remainder of the lease term, the Company does not anticipate utilizing any of this facility in its future operations nor does it expect to be able to sublease this facility to third parties for an amount equivalent to the annual lease payments; therefore, in the fourth quarter of 1994 the Company recorded a provision for leasehold impairment of $23.6 million (see Note 10). The provision recognizes all future lease expense, net of anticipated sublease income. The impact of the provision for leasehold impairment was to decrease 1994 net income by $15.3 million, or $1.13 per share.

     In December 1993 the Company entered into sale/leaseback agreements with a leasing company with respect to three offshore jackup rigs located in the Gulf of Mexico. The three jackup rigs had been purchased from a third party for $7.0 million and were sold to the leasing company for $7.0 million in cash, which was received in early 1994. The leases, classified as operating leases, have an aggregate annual lease rate of approximately $1 million per year for seven years and are included in the future minimum net rentals above. The sale and leaseback agreements required the Company to place cash in a restricted investment account which serves as collateral for the leases and will reduce as lease payments are made. As of December 31, 1995, the Company had $1.1 million of restricted cash of which $1.0 million was classified as noncurrent.

Employment contracts

     In connection with the GPC acquisition, the Company entered into three-year employment contracts in June 1995 with three key employees previously employed by GPC. The Company's minimum aggregate salary and bonus obligation remaining at December 31, 1995 under such contracts was approximately $1.2 million.

7. PENSION, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Pension Plans

     The Pool Company Retirement Income Plan, a defined benefit plan, covers substantially all of the Company's domestic employees. The Company's policy is to fund the minimum amount required by the Employee Retirement Income Security Act of 1974. The benefits are based on years of service and the average of the highest five consecutive years of compensation during the final ten years of employment.

     Effective January 1, 1993, the Company established a Supplementary Executive Retirement Plan to provide certain management employees with defined benefits in excess of those provided by the Retirement Income Plan. The Company's policy is to fund annually, within 60 days following the end of the plan year, the amount necessary to make plan assets sufficient to pay each participant or beneficiary the benefits payable as of the close of that plan year. The benefits are based on years of service and the average of the five highest years of compensation during the final ten years of employment.

                            POOL ENERGY SERVICES CO.

     The following is a summary of the components of net pension cost:

                                                             FOR THE YEAR ENDED DECEMBER 31
                                                             ------------------------------
                                                               1995       1994       1993
                                                              ------     ------     ------
    Service cost -- benefits earned during the period.......  $1,580     $1,336     $1,236
    Interest cost on projected benefit obligation...........     525        425        292
    Actual loss (return) on plan assets.....................    (869)        26       (220)
    Net amortization and deferral...........................     509       (256)        99
                                                              ------     ------     ------
              Net pension cost..............................  $1,745     $1,531     $1,407
                                                              ======     ======     ======

     The following table sets forth the funded status of the plans and amounts recognized in the Company's consolidated balance sheets at December 31:

                                                                       1995        1994
                                                                      -------     -------
    Actuarial present value of benefit obligation:
      Vested benefit obligation.....................................  $(4,936)    $(3,322)
                                                                      =======     =======
      Accumulated benefit obligation................................  $(6,911)    $(3,874)
                                                                      =======     =======
      Projected benefit obligation..................................  $(9,285)    $(6,237)
    Plan assets at fair value.......................................    5,557       4,509
                                                                      -------     -------
    Projected benefit obligation in excess of plan assets...........   (3,728)     (1,728)
    Unrecognized net loss...........................................    1,464         572
    Unrecognized prior service cost.................................      591         704
    Adjustment to recognize minimum liability.......................     (406)       (327)
                                                                      -------     -------
    Net pension liability...........................................  $(2,079)    $  (779)
                                                                      =======     =======

     Assumptions used in the accounting at December 31 were:

                                                                         1995      1994
                                                                         -----     -----
    Pool Company Retirement Income Plan:
      Weighted average discount rate...................................  7.25%     8.50%
      Annual rate of increase in future compensation levels............  4.50%     6.00%
      Expected long-term rate of return on plan assets.................  9.00%     8.50%
    Supplementary Executive Retirement Plan:
      Weighted average discount rate...................................  7.25%     8.50%
      Annual rate of increase in future compensation levels............  6.00%     6.00%
      Expected long-term rate of return on plan assets.................  9.00%     8.50%

Postretirement Benefits Other Than Pensions

     The Company provides certain health care and life insurance benefits to all of its retirees who meet eligibility requirements based on age and years of service. The benefits are paid from the general funds of the Company and, in the case of the health care benefits, are partially funded by contributions from the retirees.

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). SFAS 106 requires the Company to accrue the estimated cost of its retiree health care and life insurance benefits during the years the employees provide services entitling them to the benefits. The

                            POOL ENERGY SERVICES CO.

Company previously expensed the cost of these benefits as they were paid. In accordance with the provisions of SFAS 106, the Company has elected to recognize the liability of approximately $2.9 million at the implementation date over a period of twenty years.

     The following table sets forth certain information with respect to the Company's postretirement benefits obligation at December 31:

                                                                       1995        1994
                                                                      -------     -------
    Accumulated postretirement benefit obligation (a):
      Retirees......................................................  $(1,472)    $(1,730)
      Other fully eligible plan participants........................   (1,876)     (1,059)
      Other active plan participants................................   (4,708)     (2,502)
                                                                      -------     -------
    Total accumulated postretirement benefit obligation.............   (8,056)     (5,291)
    Unrecognized transition obligation..............................    2,376       3,019
    Unamortized net loss............................................    2,963       1,178
                                                                      -------     -------
    Accrued postretirement benefit liability........................  $(2,717)    $(1,094)
                                                                      =======     =======

- ---------------

(a) Includes effect of June 13, 1995 GPC acquisition. See Note 3.

     Net postretirement benefit cost consisted of the following components:

                                                                   FOR THE YEAR ENDED
                                                                      DECEMBER 31
                                                               --------------------------
                                                                1995       1994      1993
                                                               ------     ------     ----
    Service cost -- benefits earned during the year..........  $  750     $  534     $393
    Interest cost on accumulated postretirement benefit
      obligation.............................................     461        405      313
    Net amortization and deferral............................      93         79       --
    Amortization of transition obligation....................     140        168      168
                                                               ------     ------     ----
    Net periodic postretirement benefit cost.................  $1,444     $1,186     $874
                                                               ======     ======     ====

     The assumed health care cost trend rate used to measure the expected cost of the benefits was 6.5% for 1995 and thereafter. If the assumed health care cost trend rate were increased by one percent, the accumulated postretirement benefit obligation as of December 31, 1995 would have increased by 14%, and the aggregate of service and interest cost components for 1995 would have increased 17%. The assumed discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1995, 8.5% in 1994 and 8% in 1993.

Postemployment Benefits

     The Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the accrual of benefits provided after employment but before retirement to former or inactive employees, their beneficiaries, and covered dependents. The adoption of this statement in 1993 had no significant effect on the Company's financial condition or results of operations.

8. TRANSACTIONS WITH ENSERCH

     ENSERCH leases office space to the Company and previously provided claims handling services, both at negotiated rates. Total direct costs charged by ENSERCH were $0.8 million in 1995, $0.9 million in 1994 and $0.9 million in 1993.

                            POOL ENERGY SERVICES CO.

     In connection with the Company becoming an independent public company, ENSERCH and the Company entered into a contingent support agreement (the "Contingent Support Agreement") by which ENSERCH is providing the Company with limited financial support, including (a) continuing contingent obligations under a letter of credit in support of the refinancing of debt of the Company's Saudi Arabia affiliate, until July 1996, and (b) continuing a guarantee of the Company's lease obligations with respect to the facility in San Angelo, Texas, through March 2003. At December 31, 1995, the amounts outstanding under (a) and
(b) were $0.6 million and $26.6 million, respectively. As required by the Contingent Support Agreement, the Company in early 1993 replaced certain guarantees provided by ENSERCH with respect to (c) the Company's obligations with respect to letters of credit, bank guarantees and bid and performance bonds and (d) standby letters of credit in favor of the Company's insurers. The Company pays ENSERCH an annual fee under the Contingent Support Agreement for
(a) and paid fees for (c) and (d) through April 1993; such fees are based upon the amount of ENSERCH's guarantees. These fees approximated $2,000 in 1995, $3,000 in 1994 and $7,000 in 1993. The Company is also obligated to reimburse ENSERCH for any amounts paid out under the guarantees. The Company has pledged the stock of Pool International, Inc., the holder of the Company's interest in Pool Arabia, Ltd., as collateral under the Contingent Support Agreement.

     Under the Contingent Support Agreement, ENSERCH advanced $4.0 million in cash to the Company in 1990 in payment of future domestic onshore well-servicing and production services to be applied annually against the first $1.0 million of such services. During the years 1991 through 1994, the Company performed $1.0 million of such services in each year and has now fulfilled its obligation.

     Certain oilfield services are performed for various affiliates and entities managed by affiliates of ENSERCH at prices comparable to those received from nonaffiliated customers. Revenues from the performance of those services, including the $1.0 million of prepaid services in both 1994 and 1993, amounted to $1.8 million in 1995, $2.9 million in 1994 and $3.4 million in 1993.

9. UNCONSOLIDATED AFFILIATES

     A significant part of the operations of the Company is conducted through the following unconsolidated affiliates, in which the Company held the indicated ownership interest at December 31, 1995: Pool Arabia, Ltd. -- 51%; Intairdril Oman L.L.C. -- 49%; Pool Santana, Limited -- 49%; and Antah Drilling Sdn.
Bhd. -- 49%. The Company charges its unconsolidated affiliates for the provision of management services and, in some cases, financing and equipment rental.

                            POOL ENERGY SERVICES CO.

     The following table sets forth certain summarized financial information of the Company's unconsolidated affiliates as shown by the financial statements of the affiliates. In September 1994 the Company acquired the 60.7% interest not already owned by the Company in Pool Arctic Alaska. Prior to the date of acquisition, Pool Arctic Alaska was accounted for under the equity method based upon the Company's 39.3% partnership interest (see Note 3). Pool Arctic Alaska's 1994 net income included a $1.0 million gain on debt restructuring. Included in Pool Arctic Alaska's net income for 1993 was a $0.4 million gain on debt restructuring and a $1.4 million loss on disposal of equipment.

                                                                      FOR THE YEAR ENDED
                                                                          DECEMBER 31
                                                                 -----------------------------
                                                                  1995       1994       1993
                                                                 -------    -------    -------
Revenues:
  Pool Arabia, Ltd.............................................  $28,150    $36,281    $40,129
  Pool Arctic Alaska(b)........................................       --     20,693     25,590
  Antah Drilling Sdn. Bhd......................................    4,218      3,654      7,431
  Pool Santana, Limited........................................    5,785      4,916      4,219
  Intairdril Oman L.L.C........................................      434        856      1,398
                                                                 -------    -------    -------
          Total................................................  $38,587    $66,400    $78,767
                                                                 =======    =======    =======
Gross profit(a):
  Pool Arabia, Ltd.............................................  $10,106    $13,583    $15,926
  Pool Arctic Alaska(b)........................................       --      5,330      5,257
  Antah Drilling Sdn. Bhd......................................    2,357      2,570      5,154
  Pool Santana, Limited........................................    2,522      2,183      1,638
  Intairdril Oman L.L.C........................................      223        543        815
                                                                 -------    -------    -------
          Total................................................  $15,208    $24,209    $28,790
                                                                 =======    =======    =======
Net income (loss):
  Pool Arabia, Ltd.............................................  $  (536)   $ 1,640    $ 3,998
  Pool Arctic Alaska(b)........................................       --      1,903     (2,125)
  Antah Drilling Sdn. Bhd......................................     (210)       386      1,144
  Pool Santana, Limited........................................      927        853        486
  Intairdril Oman L.L.C........................................     (392)       (57)        80
                                                                 -------    -------    -------
          Total................................................  $  (211)   $ 4,725    $ 3,583
                                                                 =======    =======    =======

- ---------------

(a) Gross profit is computed as revenues less operating expenses (which exclude depreciation and general and administrative expenses).

(b) On September 28, 1994, the Company acquired the 60.7% interest not already owned by the Company in Pool Arctic Alaska, a partnership. The results of Pool Arctic Alaska have been included in the accompanying consolidated financial statements since the date of such acquisition. See Note 3.

                            POOL ENERGY SERVICES CO.

     The Company's investment in its unconsolidated affiliates differs from its ownership percentage of the affiliates' equity based on the financial statements of the affiliates chiefly because of the allocation of the purchase price for the 1990 purchase of ENSERCH's oilfield services business, unrecognized gains on asset sales and other transactions as set forth below.

                                                                         AS OF DECEMBER 31
                                                                       ---------------------
                                                                         1995         1994
                                                                       --------     --------
Combined Balance Sheet Data of Unconsolidated Affiliates:
  Current assets.....................................................  $ 19,229     $ 23,382
  Noncurrent assets..................................................    88,197       81,110
                                                                       --------     --------
          Total assets...............................................   107,426      104,492
                                                                       --------     --------
  Current liabilities................................................    18,046       14,084
  Noncurrent liabilities.............................................    56,876       55,088
                                                                       --------     --------
          Total liabilities..........................................    74,922       69,172
                                                                       --------     --------
  Net assets of unconsolidated affiliates............................  $ 32,504     $ 35,320
                                                                       ========     ========
Investment in and Noncurrent Receivables from Unconsolidated
  Affiliates:
  The Company's portion of net assets................................  $ 16,414     $ 17,847
  Writedown of net assets............................................   (11,347)     (12,307)
  Deferred gain on sale of assets....................................    (3,182)      (3,395)
  Basis difference in equity contributions...........................    (1,080)      (1,378)
  Long-term advances.................................................    19,396       19,453
  Other-net..........................................................        42           64
                                                                       --------     --------
  Equity in net assets...............................................    20,243       20,284
  Noncurrent receivables.............................................     5,758        5,758
                                                                       --------     --------
          Total......................................................  $ 26,001     $ 26,042
                                                                       ========     ========

                                                                  FOR THE YEAR ENDED DECEMBER 31
                                                                  ------------------------------
                                                                   1995       1994       1993
                                                                  ------     ------     ------
Earnings Attributable to Unconsolidated Affiliates:
  The Company's portion of net income (loss)....................  $ (114)    $2,163     $2,042
  Adjustment to depreciation recorded by affiliates to the
     Company's basis............................................   1,252      1,466      4,558
  Other.........................................................   1,757      1,426        178
                                                                  ------     ------     ------
  Equity in income..............................................   2,895      5,055      6,778
  Management fee (expense)......................................       7       (387)        46
  Interest income...............................................      50        211        140
  Other.........................................................       3        137       (104)
                                                                  ------     ------     ------
          Total.................................................  $2,955     $5,016     $6,860
                                                                  ======     ======     ======

     At December 31, 1995, the Company's investment in unconsolidated affiliates included $13.2 million of net undistributed earnings of the affiliates. Antah Drilling Sdn. Bhd. and Pool Arabia, Ltd. are parties to agreements which contain covenants restricting the ability to distribute, by dividend or otherwise, their respective earnings to the Company. The Company received dividends from unconsolidated affiliates of $2.9 million in 1995, $2.9 million in 1994 and $0.7 million in 1993.

     Principal payments required on long-term debt of unconsolidated affiliates are $12.8 million in 1996 and $1.2 million in 1997.

                            POOL ENERGY SERVICES CO.

     At December 31, 1995, the Company had agreed to guarantee certain borrowings of its unconsolidated affiliates up to an aggregate of $0.6 million, of which all was outstanding.

     In management's opinion, the Company has no significant exposure from currency restrictions on its foreign subsidiaries and affiliates. See Note 1.

10. SUPPLEMENTAL FINANCIAL INFORMATION

                                                                    AS OF DECEMBER 31
                                                                  ---------------------
                                                                    1995         1994
                                                                  --------     --------
BALANCE SHEET ITEMS:

Property, plant and equipment comprised the following:
Rigs and related equipment......................................  $180,240     $151,050
Transportation equipment........................................     4,955        5,129
Other machinery and equipment...................................     4,803        3,246
Land and buildings..............................................     6,587        4,356
Leasehold improvements..........................................     2,300        2,022
Furniture and office equipment..................................     2,221        1,829
                                                                  --------     --------
          Total.................................................   201,106      167,632
Accumulated depreciation........................................    77,082       66,096
                                                                  --------     --------
          Property, plant and equipment -- net..................  $124,024     $101,536
                                                                  ========     ========
Accrued liabilities are summarized below:
Accrued compensation and benefits...............................  $ 10,386     $  9,431
Personal injury and property damage claims......................     1,648        1,976
Other accruals..................................................     7,581        5,793
                                                                  --------     --------
          Total.................................................  $ 19,615     $ 17,200
                                                                  ========     ========
Other liabilities (noncurrent) are summarized below:
Accrued rental cost of underutilized facilities.................  $ 25,750     $ 27,774(a)
Personal injury and property damage claims -- noncurrent........     9,660        9,199
Other...........................................................     7,729        4,577
                                                                  --------     --------
          Total.................................................  $ 43,139     $ 41,550
                                                                  ========     ========

- ---------------

(a) A provision for leasehold impairment of $23.6 million was recorded in 1994 to offset all future lease expense, net of anticipated sublease income, related to the facility in San Angelo, Texas. See Note 6.

                            POOL ENERGY SERVICES CO.

                                                             FOR THE YEAR ENDED DECEMBER 31
                                                           ----------------------------------
                                                             1995         1994         1993
                                                           --------     --------     --------
INCOME STATEMENT ITEMS:

Revenues:
  Domestic onshore
     Central division well-servicing.....................  $ 86,880     $ 84,988     $ 90,887
     California division well-servicing..................    52,511       24,471       27,057
     Production services.................................    43,221       42,067       37,853
  Gulf of Mexico offshore workover and drilling..........    37,415       36,020       38,676
  International workover and drilling....................    23,579       19,866       23,644
  Alaska workover and drilling...........................    20,427        9,940        9,857
  Other services.........................................    13,272       11,823       12,550
                                                           --------     --------     --------
          Total..........................................  $277,305     $229,175     $240,524
                                                           ========     ========     ========
Operating expenses included:
  Provision (credit) for uncollectible accounts..........  $    765     $    (59)    $    549

Other income (expense) -- net:
  Interest income........................................  $    435     $    418     $    529
  Gain (loss) on disposal of assets......................     1,164          359          617
  Gain on sale of Alaska Rig 428.........................        --           --        1,157
  Settlement related to sale of Libya assets.............        --          500           --
  Foreign currency gain (loss)...........................      (285)         (72)         (29)
  Other..................................................       (25)          (3)         (35)
                                                           --------     --------     --------
          Total..........................................  $  1,289     $  1,202     $  2,239
                                                           ========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:

Federal, state and foreign income tax payments (refunds),
  net....................................................  $    138     $    150     $    299
Interest payments, net of amounts capitalized, to third
  parties................................................     1,458          100          641

Net changes in the components of operating working
  capital were as follows:
  Receivables............................................  $  5,653     $ (3,080)    $  1,256
  Accounts receivable from affiliates....................    (1,587)        (468)        (132)
  Inventories............................................       (38)        (612)         754
  Other current assets...................................        84          (68)         599
  Trade accounts payable and accrued liabilities.........     5,295        3,419       (1,815)
  Accrued taxes..........................................    (2,198)         585         (337)
                                                           --------     --------     --------
          Total..........................................  $  7,209     $   (224)    $    325
                                                           ========     ========     ========

     In December 1993, the Company entered into agreements with a leasing company to sell for $7.0 million and lease back three offshore jackup rigs which the Company had recently purchased from a third party; the sales proceeds were received in January 1994 (see Note 6). See Note 3 for non-cash investment activity related to the Company's business acquisitions.

                            POOL ENERGY SERVICES CO.

BUSINESS BY GEOGRAPHIC AREA:

     The following table sets forth certain financial data of the Company by geographic area:

                                                            FOR THE YEAR ENDED DECEMBER 31
                                                         ------------------------------------
                                                           1995          1994          1993
                                                         --------      --------      --------
Revenues:
  United States........................................  $252,056      $206,301      $213,988
  Europe and Africa....................................     1,865           897         6,947
  Middle East..........................................     4,358         1,827         3,232
  Asia.................................................     3,515         2,149         3,029
  Australia............................................     2,248            --            --
  South America........................................    13,263        18,001        13,328
                                                         --------      --------      --------
          Total........................................  $277,305      $229,175      $240,524
                                                         ========      ========      ========
Earnings Attributable to Unconsolidated Affiliates:
  United States........................................  $     --      $    521      $     29
  Middle East..........................................     2,163         3,688         4,928
  Asia.................................................       271           146         1,438
  South America........................................       521           661           465
                                                         --------      --------      --------
          Total........................................  $  2,955      $  5,016      $  6,860
                                                         ========      ========      ========
Operating Income (Loss)(a):
  United States........................................  $  1,105      $(29,347)(b)  $ (2,391)
  Europe and Africa....................................      (430)         (140)         (187)
  Middle East..........................................       524           870         1,699
  Asia.................................................       402           374           278
  Australia............................................       902            --            --
  South America........................................       177         1,168          (391)
                                                         --------      --------      --------
          Total........................................  $  2,680      $(27,075)     $   (992)
                                                         ========      ========      ========
Income (Loss) Before Income Taxes:
  United States........................................  $    513      $(27,075)(b)  $ (1,003)
  Europe and Africa....................................      (441)          (79)          (46)
  Middle East..........................................     2,874         3,681         6,699
  Asia.................................................       674           518         1,722
  Australia............................................       891            --            --
  South America........................................       602         1,845           227
                                                         --------      --------      --------
          Total........................................  $  5,113      $(21,110)     $  7,599
                                                         ========      ========      ========

- ---------------

(a) Operating income (loss) is revenues less related costs and expenses; it excludes earnings attributable to unconsolidated affiliates.

(b) A provision for leasehold impairment of $23.6 million was recorded in 1994 to offset all future lease expense, net of anticipated sublease income, related to the facility in San Angelo, Texas. See Note 6.

                            POOL ENERGY SERVICES CO.

                                                                   AS OF DECEMBER 31
                                                           ----------------------------------
                                                             1995         1994         1993
                                                           --------     --------     --------
Identifiable Assets:
  United States..........................................  $183,850     $149,058     $131,603
  Europe and Africa......................................     2,003        3,507        7,889
  Middle East............................................    23,335       24,978       24,815
  Asia...................................................    11,355       10,385        9,543
  Australia..............................................     8,334           --           --
  South America..........................................    19,566       21,890       19,304
                                                           --------     --------     --------
          Total..........................................  $248,443     $209,818     $193,154
                                                           ========     ========     ========

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of unaudited quarterly financial data for 1995 and 1994.

                                                4TH           3RD         2ND         1ST
                                              QUARTER       QUARTER     QUARTER     QUARTER
                                              --------      -------     -------     -------
                                                 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
    1995:
      Revenues..............................  $ 75,131      $75,515     $63,805     $62,854
      Earnings Attributable to
         Unconsolidated Affiliates..........       785          752         643         775
      Gross Profit(a).......................    17,703       15,963      15,069      12,451
      Income Before Income Taxes............     2,746        1,001       1,282(b)       84
      Net Income............................     1,718          644         555(b)      215
      Earnings Per Share of Common Stock....  $    .12      $   .05     $   .04(b)  $   .02
    1994:
      Revenues..............................  $ 62,771      $56,167     $54,261     $55,976
      Earnings Attributable to
         Unconsolidated Affiliates..........       883        1,038       1,233       1,862
      Gross Profit(a).......................    14,396       11,026      13,262      13,495
      Income (Loss) Before Income Taxes.....   (22,652)(c)     (230)        847         925
      Net Income (Loss).....................   (14,794)(c)      571         820         674
      Earnings (Loss) Per Share of Common
         Stock..............................  $  (1.09)(c)  $   .04     $   .06     $   .05

- ---------------

(a) Gross profit is computed as consolidated revenues plus earnings attributable to unconsolidated affiliates, less operating expenses (which excludes selling, general and administrative expenses and depreciation and amortization).

(b) Includes GPC acquisition related costs of $0.6 million pretax ($0.4 million, or $.03 per share, after-tax). See Note 3.

(c) Includes the $23.6 million pretax ($15.3 million, or $1.13 per share, after-tax) provision for leasehold impairment during the fourth quarter of 1994. See Note 6.

                            POOL ENERGY SERVICES CO.

                CONDENSED STATEMENTS OF CONSOLIDATED OPERATIONS
                                  (UNAUDITED)

          (IN THOUSANDS EXCEPT NUMBER OF SHARES AND PER SHARE AMOUNTS)

                                                                  THREE MONTHS ENDED MARCH 31
                                                                  ---------------------------
                                                                     1996            1995
                                                                  -----------     -----------
Revenues........................................................  $    81,682     $    62,854
Earnings Attributable to Unconsolidated Affiliates..............          658             775
                                                                   ----------      ----------
          Total.................................................       82,340          63,629
                                                                   ----------      ----------
Costs and Expenses:
  Operating expenses............................................       63,581          51,178
  Selling, general and administrative expenses..................       11,298           9,362
  Depreciation and amortization.................................        4,253           3,335
                                                                   ----------      ----------
          Total.................................................       79,132          63,875
                                                                   ----------      ----------
Other Income (Expense) -- Net...................................          164             481
Interest Expense................................................          645             151
                                                                   ----------      ----------
Income Before Income Taxes......................................        2,727              84
Income Tax Provision (Credit)...................................        1,304            (131)
                                                                   ----------      ----------
Net Income......................................................  $     1,423     $       215
                                                                   ==========      ==========
Earnings Per Share of Common Stock..............................  $       .10     $       .02
                                                                   ==========      ==========
Average Common Shares Outstanding...............................   14,074,006      13,561,440
                                                                   ==========      ==========

           See Notes to Condensed Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

                CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31
                                                                          -------------------
                                                                           1996        1995
                                                                          -------     -------
Operating Activities:
  Net Income............................................................  $ 1,423     $   215
  Noncash items included above:
     Depreciation and amortization......................................    4,253       3,335
     Deferred income taxes (credit).....................................      940        (266)
     Undistributed earnings of unconsolidated affiliates................     (674)       (776)
     Other -- net.......................................................     (102)       (297)
  Refund (payment) of pre-1990 personal injury and property damage
     claims.............................................................        4         (20)
  Payment for lease of manufacturing facility...........................     (537)       (537)
  Other -- net..........................................................     (262)        (39)
  Net effect of changes in operating working capital....................   (4,427)        942
                                                                          -------     -------
          Net Cash Flows Provided by Operating Activities...............      618       2,557
                                                                          -------     -------
Investing Activities:
  Property additions....................................................   (5,356)     (8,340)
  Expenditures for the acquisition of GPC, including acquisition
     costs..............................................................      (68)         --
  Proceeds from disposition of property, plant and equipment............      276         329
  Cash dividends received from unconsolidated affiliates................       --          98
  Other -- net..........................................................      270         207
                                                                          -------     -------
          Net Cash Flows Used in Investing Activities...................   (4,878)     (7,706)
                                                                          -------     -------
Financing Activities:
  Proceeds and repayments of short-term borrowings -- net...............       --       5,200
  Proceeds from exercise of stock options...............................      203          --
  Payments for debt financing costs.....................................     (196)        (13)
  Proceeds from project financing.......................................    6,500          --
  Principal payments on project financing...............................     (554)         --
  Principal payments on long-term debt..................................   (1,008)        (31)
                                                                          -------     -------
          Net Cash Flows Provided by Financing Activities...............    4,945       5,156
                                                                          -------     -------
Net Increase in Cash and Cash Equivalents...............................      685           7
Cash and Cash Equivalents at January 1,.................................    5,492       2,560
                                                                          -------     -------
Cash and Cash Equivalents at March 31,..................................  $ 6,177     $ 2,567
                                                                          =======     =======

           See Notes to Condensed Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 1996
                                  (UNAUDITED)

                     (IN THOUSANDS EXCEPT NUMBER OF SHARES)

                                     ASSETS

Current Assets:
  Cash and cash equivalents.......................................................  $  6,177
  Restricted cash.................................................................       166
  Accounts and notes receivable (net of allowance for doubtful accounts of
     $1,153)......................................................................    58,647
  Inventories.....................................................................    10,925
  Deferred income tax asset (net of $319 allowance)...............................     3,865
  Other current assets............................................................     6,839
                                                                                    --------
          Total current assets....................................................    86,619
Property, Plant and Equipment -- Net..............................................   125,760
Investment in and Noncurrent Receivables from Unconsolidated Affiliates...........    26,673
Goodwill, net.....................................................................    11,321
Noncurrent Deferred Income Tax Asset (net of $6,075 allowance)....................     4,728
Noncurrent Receivables (net of allowance for doubtful accounts of $2,230) and
  Other Assets....................................................................     3,105
Noncurrent Restricted Cash........................................................       931
                                                                                    --------
          Total...................................................................  $259,137
                                                                                    ========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt...............................................  $  6,197
  Trade accounts payable..........................................................    22,726
  Accrued liabilities.............................................................    24,344
  Accrued taxes...................................................................     4,346
                                                                                    --------
          Total current liabilities...............................................    57,613
Long-Term Debt....................................................................    19,310
Deferred Income Taxes.............................................................     2,480
Other Liabilities.................................................................    42,081
Shareholders' Equity:
  Common stock, no par value:
     25,000,000 shares authorized; 14,091,183 shares issued and outstanding.......   134,641
  Retained earnings...............................................................     3,334
  Cumulative foreign currency translation adjustments.............................      (322)
                                                                                    --------
          Total shareholders' equity..............................................   137,653
                                                                                    --------
          Total...................................................................  $259,137
                                                                                    ========

           See Notes to Condensed Consolidated Financial Statements.

                            POOL ENERGY SERVICES CO.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

     The condensed consolidated financial statements included in this report are unaudited but in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods indicated. All dollar amounts in the tabulations in the notes to the financial statements are stated in thousands unless otherwise indicated. Certain reclassifications have been made in the 1995 financial statements to conform with the 1996 presentation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2. UNCONSOLIDATED AFFILIATES

     The following table sets forth certain summarized financial information of the Company's unconsolidated affiliates as shown by the financial statements of the affiliates.

                                                                       THREE MONTHS ENDED
                                                                            MARCH 31
                                                                       ------------------
                                                                        1996       1995
                                                                       ------     -------
    Revenues:
      Pool Arabia, Ltd...............................................  $6,718     $ 8,057
      Antah Drilling Sdn. Bhd........................................   1,048       1,043
      Pool Santana, Limited..........................................     960       1,236
      Intairdril Oman L.L.C..........................................     265         118
                                                                       ------     -------
              Total..................................................  $8,991     $10,454
                                                                       ======     =======
    Gross profit(a):
      Pool Arabia, Ltd...............................................  $2,346     $ 3,133
      Antah Drilling Sdn. Bhd........................................     596         609
      Pool Santana, Limited..........................................     333         511
      Intairdril Oman L.L.C..........................................     115          79
                                                                       ------     -------
              Total..................................................  $3,390     $ 4,332
                                                                       ======     =======
    Net income (loss):
      Pool Arabia, Ltd...............................................  $ (291)    $   415
      Antah Drilling Sdn. Bhd........................................      59         (27)
      Pool Santana, Limited..........................................      89         151
      Intairdril Oman L.L.C..........................................      36        (242)
                                                                       ------     -------
              Total..................................................  $ (107)    $   297
                                                                       ======     =======

- ---------------

(a) Gross profit is computed as revenues less operating expenses (which excludes depreciation and general and administrative expenses).

                            POOL ENERGY SERVICES CO.

                                  (UNAUDITED)

     Earnings attributable to unconsolidated affiliates is summarized below:

                                                                           THREE MONTHS
                                                                               ENDED
                                                                             MARCH 31
                                                                           -------------
                                                                           1996     1995
                                                                           ----     ----
    The Company's portion of net income (loss)...........................  $(57)    $154
    Adjustment to depreciation recorded by affiliates to the Company's
      basis..............................................................   354      224
    Other................................................................   377      398
                                                                           ----     ----
    Equity in income.....................................................   674      776
    Management fee.......................................................    --        9
    Interest income......................................................    --       15
    Other................................................................   (16)     (25)
                                                                           ----     ----
              Total......................................................  $658     $775
                                                                           ====     ====

     In April 1996, the Company acquired the 51% interest, not already owned by the Company in Pool Santana, Limited, a Trinidad corporation, for $1.2 million in cash. The assets of the Company's Trinidad operation consist primarily of a platform workover rig and its related equipment.

===============================================================================
     No dealer, salesman or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information....................    3
Incorporation of Certain Documents by
  Reference..............................    3
Prospectus Summary.......................    4
Risk Factors.............................    9
Use of Proceeds..........................   12
Price Range of Common Stock and Dividend
  Policy.................................   13
Capitalization...........................   14
Selected Financial Data..................   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   17
Business.................................   26
Management...............................   35
Description of Capital Stock.............   36
Underwriting.............................   38
Legal Matters............................   39
Experts..................................   40
Index to Consolidated Financial
  Statements.............................  F-1

===============================================================================


===============================================================================

                        [POOL ENERGY SERVICES CO. LOGO]

                             ---------------------

                                4,000,000 SHARES

                                  COMMON STOCK
                                   PROSPECTUS

                                           , 1996

                             ---------------------

                            DILLON, READ & CO. INC.
                              SALOMON BROTHERS INC
                         JOHNSON RICE & COMPANY L.L.C.

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth those expenses for distribution to be incurred by the Company in connection with the issuance and distribution of the securities being registered. All amounts are estimated except for the Securities and Exchange Commission Registration Fee and the National Association of Securities Dealers, Inc. filing fee.

Securities and Exchange Commission Registration Fee...............................  $ 21,414
National Association of Securities Dealers, Inc. Filing Fee.......................     6,653
Printing Expenses.................................................................    25,000
Accounting Fees and Expenses......................................................    85,000
Legal Fees and Expenses...........................................................   100,000
Blue Sky Fees and Expenses........................................................    10,000
Miscellaneous Expenses............................................................    16,933
                                                                                    --------
          Total...................................................................  $265,000
                                                                                    ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Section of the Prospectus entitled "Description of Capital Stock -- Limitation on Liability of Directors" is incorporated herein by reference.

     Pursuant to Article 2.02-1 of the Texas Business Corporation Act, Article XIII of the bylaws of the Company authorizes the Company to indemnify any person who (1) is or was a director, officer, employee or agent of the Company or (2) while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent that a corporation may or is required to grant indemnification to a director under the Texas Business Corporation Act. The Company may indemnify any person to such further extent as permitted by law.

     Section 6(b) of the Underwriting Agreement (filed as Exhibit 1.1 hereto) provides that the Underwriters will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against liability caused by any statement or omission in the Registration Statement or Prospectus based upon certain information furnished to the Company by the Underwriters for use in the preparation thereof.

ITEM 16. EXHIBITS

     EXHIBIT NO.                                     DOCUMENT
     -----------                                     --------
           1.1(*)    -- Underwriting Agreement
           4.1       -- Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form
                        10-Q for the period ended March 31, 1996, Commission File No.
                        0-18437)
           4.2       -- Bylaws of the Company as currently in effect (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the
                        period ended September 30, 1994, Commission File No. 0-18437)

     EXHIBIT NO.                                     DOCUMENT
     -----------                                     --------
           4.3       -- Rights Agreement dated as of June 7, 1994 between Pool Energy
                        Services Co. and the First National Bank of Boston, as Rights Agent,
                        which includes as Exhibit A the form of Rights Certificate and as
                        Exhibit B the form of Summary of Rights to Purchase Shares
                        (incorporated by reference to Exhibit 1 to the Company's Current
                        Report on Form 8-K dated June 7, 1994, Commission File No. 0-18437)
           5.1(*)    -- Opinion of Covington & Burling
          10.1(*)    -- First Amendment and Waiver to $35 million Restated Revolving Credit
                        Agreement and $10 million Restated Term Loan Agreement
          23.1(*)    -- Consent of Deloitte & Touche LLP
          23.2(*)    -- Consent of Covington & Burling (contained in the opinion filed as
                        Exhibit 5.1)
          24.1(*)    -- Powers of Attorney

- ---------------

 (*) Filed herewith

ITEM 17. UNDERTAKINGS

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 5th day of June, 1996.

                                            POOL ENERGY SERVICES CO.

                                            By:  /s/  J. T. JONGEBLOED
                                               --------------------------------
                                                      J. T. Jongebloed
                                               Chairman, President and Chief
                                                     Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 5th day of June, 1996 by the following persons in the capacities indicated.

                  NAME AND
                  SIGNATURE                                TITLE                     DATE
                  ---------                                -----                     ----
           /s/  J. T. JONGEBLOED               Chairman, President and Chief
- ---------------------------------------------    Executive Officer
                J. T. Jongebloed


           /s/  E. J. SPILLARD                 Senior Vice President, Finance
- ---------------------------------------------    (principal financial
                E. J. Spillard                   officer)



            /s/  B. G. GORDON                  Controller (principal
- ---------------------------------------------    accounting officer)
                 B. G. Gordon


                     *                         Director                          June 5, 1996
- ---------------------------------------------
                W. C. McCord


                     *                         Director
- ---------------------------------------------
               Joseph R. Musolino


                     *                         Director
- ---------------------------------------------
              Gary D. Nicholson


                     *                         Director
- ---------------------------------------------
               James L. Payne


        *By:   /s/  J. T. JONGEBLOED
- --------------------------------------------
   (J. T. Jongebloed, as Attorney-In-Fact
     for each of the persons indicated)

                            POOL ENERGY SERVICES CO.

                                 EXHIBIT INDEX

     EXHIBIT NO.                                     DOCUMENT
     -----------                                     --------
           1.1(*)    -- Underwriting Agreement
           4.1       -- Articles of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form
                        10-Q for the period ended March 31, 1996, Commission File No.
                        0-18437)
           4.2       -- Bylaws of the Company as currently in effect (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the
                        period ended September 30, 1994, Commission File No. 0-18437)
           4.3       -- Rights Agreement dated as of June 7, 1994 between Pool Energy
                        Services Co. and the First National Bank of Boston, as Rights Agent,
                        which includes as Exhibit A the form of Rights Certificate and as
                        Exhibit B the form of Summary of Rights to Purchase Shares
                        (incorporated by reference to Exhibit 1 to the Company's Current
                        Report on Form 8-K dated June 7, 1994, Commission File No. 0-18437)
           5.1(*)    -- Opinion of Covington & Burling
          10.1(*)    -- First Amendment and Waiver to $35 million Restated Revolving Credit
                        Agreement and $10 million Restated Term Loan Agreement
          23.1(*)    -- Consent of Deloitte & Touche LLP
          23.2(*)    -- Consent of Covington & Burling (contained in the opinion filed as
                        Exhibit 5.1)
          24.1(*)    -- Powers of Attorney

 (*) Filed herewith